UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of March 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

Financial Results

2005

Investor Relations Department

Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone: +351 21 001 2834 Fax: +351 21 001 2899 Email: ir@edp.pt Site: www.edp.pt

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US

Lisbon, 7 March 2006

EDP—Energias de Portugal, S.A. Headquarters: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Table of Contents

2005 Performance 3

Income Statement and Balance Sheet 4

EBITDA Overview 5

Capex 6

Cash Flow 7

Financial Debt and Provisions for Social Benefits 8

Financial Income/(Expense) and Amortization of Rights and Concessions 9

Business Areas

EDP Produção 11

EDP Comercial 14

Enernova & EDP Bioeléctrica 15

EDP Distribuição 16

Portgás 19

HC Energia 20

Energias do Brasil 24

Telecoms 27

Income Statement and Cash Flow by Business Areas 30

Annex (1. Iberian Installed Capacity and Generation; 2. Wind Capacity in Iberia) 34

2005 Performance

Results Summary (€ m)	2005	2004	Δ %
Gross Profit	3,863.8	3,367.2	14.7%
Operating Costs	1,382.3	1,975.1	-30.0%
EBITDA	2,481.5	1,392.1	78.3%
EBIT	1,620.2	686.7	135.9%
Net Profit	1,071.1	271.6	294.3%
Net Debt	9,463.2	8,534.7	10.9%

Operating Data	2005	2004	Δ
Electricity:			
Installed Capacity (MW)	12,334	11,770	+564 MW
Generation (GWh)	44,474	43,048	3.3%
Distribution (GWh)	76,093	72,733	4.6%
Retail (GWh)	70,277	68,507	2.6%
Clients (thousand)	9,462	9,292	+170 th
Gas:			
Distribution (GWh)	23,495	22,059	6.5%
Retail (GWh)	20,736	17,080	21.4%
Clients (thousand)	700	566	+134 th
Employees (Group)	14,235	16,243	-2,008

In 2005, EDP Group's EBITDA went up 78%, reflecting the full integration of HC Energia, which benefited from the high pool prices, a strong contribution of Energias do Brasil and a €397m capital gain on the sale of a 14.3% stake in GalpEnergia.

The full integration of HC Energia allowed EDP to balance its short generation position in Portugal with HC Energia's long generation position in Spain

- The context of high pool prices benefited EDP Group's liberalised generation and supply activities in Iberia, given that HC Energia's long generation position in the Spanish market enabled EDP Group to more than compensate its short generation position in the Portuguese liberalised market.
- The increase in Spanish pool prices was reflected in EDP's results, given that the tariff deficit that resulted from higher generation costs was approved by Decree Law to be recovered through the tariffs in the future.

Domestic distribution activity was affected by the 2005 tariff revision and the hike in fuel costs

- Despite the 6% strong increase in electricity demand, allowed revenues were affected by a 4% decrease in the use of distribution grid tariffs and by a 50bps reduction in regulated rate of return of the supply activities.
- Electricity gross profit was penalised by an increase in electricity purchase costs, namely high fuel costs, which will be passed through to tariffs in the subsequent years.

Brazilian activities delivered a sound contribution to EDP Group operating performance

- Strong operating performance following tariff adjustments and a 3% consumption growth.
- EDP benefited from the improvement of the Brazilian macroeconomic environment which resulted in the 20% appreciation of the Real and a reduction of the country risk.

Progress on efficiency: completion of the Human Resources Restructuring Programme

- In 2005 EDP Group completed the implementation of the HR Restructuring started in 2003. As a result of this programme, EDP was able to reduce 1,731 employees in the core business.

A robust Net Profit reflects the strong operating performance but also the disposal of non-core assets

- Capital gains on the disposal of non-core assets: 14.3% of GalpEnergia (€397m), Comunitel (€31m), 60% of Edinfor (€15m), 3% of REE (€9m) and transfer of 2.01% of BCP to EDP's pension fund (€12m).
- Lower effective tax rate explained by the capital gain on GalpEnergia, which is tax free, and by tax savings achieved with the corporate restructuring of our Brazilian activities.

Development of the strategic plan in Iberia through acquisitions and organic growth

- Acquisitions: i) 1,728 MW of wind farms, of which 272 MW in operation and 1,456 MW in the pipeline; ii) strengthening of EDP's position in the Portuguese gas business through a 60% stake in Portgás, the second DisCo. in Portugal; iii) increase of EDP's stake in Turbogás CCGT (990 MW) from 20% to 40%.
- Organic growth: i) conclusion of the construction of the 1,200 MW Ribatejo CCGT and 192 MW Venda Nova II hydro plant; and ii) beginning of the construction works at Castejón 2 CCGT (400 MW) and start of the project of Baixo Sabor hydro plant (170 MW).

3

Income Statement and Balance Sheet

The financial statements presented in this document are non-audited. 2004 figures are pro-forma.

Consolidated Income Statement (€m) 2005 2004 <%

Electricity Sales 8,584.4 6,555.5 30.9%

Other Sales 664.3 232.9 185.2%

Services Provided 428.3 522.3 -18.0%

Operating Revenues 9,677.0 7,310.7 32.4%

Electricity & Gas 4,222.0 3,335.8 26.6%

Fuel 1,103.7 551.6 100.1%

Materials and goods for resale 487.5 56.1 768.8%

Direct Activity Costs 5,813.2 3,943.5 47.4%

Gross Profit 3,863.8 3,367.2 14.7%

Gross Profit/Revenues 39.9% 46.1% -6.1%

Supplies and services 816.8 660.9 23.6% (1)

Personnel costs 546.0 527.7 3.5%

Costs with social benefits 200.3 440.1 -54.5% (2)

Concession fees 209.0 190.2 9.9%

Other operating costs (or revenues) (389.8) 156.2 —(3)

Operating costs 1,382.3 1,975.1 -30.0%

EBITDA 2,481.5 1,392.1 78.3%

EBITDA/Revenues 25.6% 19.0% 6.6%

Depreciation and amortisation 952.0 784.3 21.4%

Comp.of subsidised assets’ depreciation (90.7) (78.9) -14.9%

EBIT 1,620.2 686.7 135.9%

EBIT/Revenues 16.7% 9.4% 7.3%

Financial income/(expense) (364.0) (264.7) -37.5%

Amortisation of rights and concessions (37.6) (44.0) 14.4%

Discontinued Activities 45.5 ——(4)

Pre-tax profit 1,264.2 378.1 234.4%

Income taxes and deferred taxes 152.2 103.2 47.5%

Minority interests 40.9 3.3 1,147.1%

Net Profit 1,071.1 271.6 294.3% (5)

Assets (€m) 2005 2004

Fixed assets 18,500.5 17,116.7

Intangible assets, net 3,655.6 2,987.5

Tangible assets, net 13,898.0 12,628.0

Financial Investments, net 946.9 1,501.2

Other assets 5,006.2 2,968.4

Inventories 219.2 168.6

Accounts receivable—trade, net 1,463.5 1,184.9

Accounts receivable—other, net 2,462.4 1,324.6

Cash and cash equivalents 861.1 290.4

Deferred Tax 892.7 867.4

Total assets 24,399.4 20,952.5

Shareholders’ equity ( m) 2005 2004

Share capital 3,656.5 3,656.5

Own shares (38.1) (31.7)

Earnings and other reserves 1,205.0 413.0

Minority interest 1,287.8 743.9

Shareholders’ equity 6,111.2 4,781.8

Liabilities (€m) 2005 2004

Provisions 2,112.5 2,290.3

Hydrological correction account 170.0 364.2

Financial Debt 10,584.3 9,161.1

Short-term debt & current portion of long-term debt 1,983.6 1,975.1

Long-term debt 8,600.7 7,186.0

Other liabilities 5,051.7 4,068.8

Accounts payable - trade, net 4,914.0 3,860.4

Accounts payable - other, net 137.8 208.3

Deferred Tax 369.7 286.4

Total liabilities 18,288.2 16,170.7

Total liabilities and shareholders’ equity 24,399.4 20,952.5

Notes:

(1) The 2005 S&S include the IT outsourcing contract with Edinfor in the amount of €89.8m. Following the sale of 60% of Edinfor in January 2005 (previously 100% owned by EDP) we started booking the services provided by that company as a non-group S&S. (2) 2004 includes a €317m cost (NPV) related to the Human Resources Restructuring negotiated with ERSE (€87m for the 2003 HRRP and €230m for the 2004 HRRP), and €20m of incentives related to the anticipation to the retirement age programme. The year 2005 includes a 64m cost (NPV) related to the Human Resources Restructuring (€30m at EDPD and €34m at HC). In addition, there is a €44m increase in pension premiums and provisions for pension liabilities following the 2005 actuarial study. (3) Other operating costs or revenues include a €397m capital gain from the sale of EDP’s 14.3% stake in GalpEnergia, a capital gain from the sale of REE of €9m and a €12m capital gain on the transfer of a 2.01% stake in BCP to EDP’s pension fund. (4) 2005 includes a €31m capital gain, at EDP Group level, relative to the sale of Comunitel and a €15m capital gain on the sale of 60% of Edinfor.

(5) The 2004 reported Net Profit was adjusted for the exclusion of a €316m provision, with an impact of €229M at Net Profit, accounted in December 2004, against the asset booked as of January 2004 related to the hydro correction account. Please see page 31 for our 2004 reported accounts.

EBITDA Overview: Group's EBITDA up 78.3%

EBITDA (€ m)	2005	2004	Δ%
EDP Produção	802.4	835.6	-4.0%
EDP Comercial	(80.8)	(6.1)	-
Enernova & EDP Bioeléctrica	19.5	17.4	12.2%
EDP Distribuição	424.0	282.5	50.1%
Portgás (60%)	19.0	-	-
HC Energia [(1)]	564.9	160.5	251.9%
Energias do Brasil	413.1	210.8	96.0%
Oni	19.3	(33.0)	-
Other & Adjustments	300.3	(75.5)	-
Consolidated	**2,481.5**	**1,392.1**	**78.3%**

EBITDA 2005 *


Generation & Supply (Iberia)
50%
Distribution (Iberia)
21%
Renewables (Iberia)
3%
Gas (Iberia)
6%
Brazil
19%
Telecoms
1%

* excludes other & adjustments

Contributions to the year-on-year EBITDA Δ by Business Areas (€ m)


1,392
-111
+164
+241
HC Energia
+2
+141
+19
+202
+52
+397
+7
-25
Other & Adjustments
2,482
78.3%
EBITDA YE2004
EDPP & EDPC
HC Business Growth
HC Consolid. Effect
Renew.
EDPD
Portgás
Brasil
Oni
Sale of 14.3% of Galp
Edinfor 2004
Other
EBITDA YE2005

• Regardless of the positive evolution of the binding generation gross profit following an increase in the PPA capacity charge and the efficient fuel procurement, **EDP Produção**'s EBITDA fell 4.0%. The output of EDPP's power plants operating in the non-binding system amounted to 5,252 GWh while **EDP Comercial**, the Group's arm that targets electricity clients in the liberalized segment, sold 6,314 GWh. The Group's short position in the Portuguese liberalized market is covered by electricity acquisitions made by EDPP in the Spanish pool. The performance of the liberalised activities during the period reflects the combined impact of the high pool prices experienced in 2005 (with an impact of -€54m in 2005 vs. 2004) and the nature of some of the contracts entered into by EDPC with its clients that do not allow for the full adjustment of final prices to sudden hikes in the electricity cost. EDPC is undergoing a process of renegotiation of contracts with its clients in light of the current and expected evolution of electricity pool prices. This effect is also being mitigated with the start of operations of the third 392 MW unit of the Ribatejo CCGT that operates in the non-binding system.

• In contrast **HC Energia** is long in generation and the Group's "Iberian Hedge" becomes evident. HC Energia generated 15,198 GWh and provided 5,926 GWh of electricity to its clients in the liberalised segment. Given this long position on generation, the company's EBITDA was propelled by the hike of pool prices (with an impact of +€215m in 2005 vs. 2004). EDP also benefited from the full consolidating HC Energia's P&L for the first time in 2005.

• Despite the strong increase in demand, **EDP Distribuição**'s gross profit was penalised by the fuel prices' increase that affected the energy acquisition activity. Operating costs decreased 26.3%, due to the accounting in 2004 of cost with 2003/04 HR Programme from which EDPD started to bear fruits. All in all, EDP Distribuição's EBITDA improved almost 50%.

• **Energias do Brasil** continued to provide strong growth. All Brazilian activities presented strong EBITDA increases in 2005, following higher electricity sales in the distribution and supply activities, higher tariffs following the positive impacts of the annual tariff adjustments and lower non-controllable costs than those established by regulation. In addition, the Group benefited from a 20% appreciation of the Real vs the Euro in 2005 (+€69m) and from the reversion of the provision made in 2003 to cover the potential asset devaluation of Lajeado project (+€30m).

• **Oni**'s EBITDA reflects an improvement of the gross profit and a strict control of personnel costs and supplies & services - other than those related to client's acquisition and retention costs. In 2004, Oni's financials were negatively impacted by the reversal of a €40m tax credit booked in 2002 from the sale of Oni Way to Vodafone. In September 2005, Oni sold Comunitel, and in accordance EDP only consolidate it 9 months in 2005.

• **Other and adjustments** include a €397m capital gain on the sale of the 14.27% stake on Galp for €720.5m, -€23m related to the adjustment of the capital gain from the sale of REE (reflecting the difference between EDP accounts – sale price against market value – and HC Energia accounts – sale price against book value) and a €12.4m capital gain on the transfer of a 2.01% stake in BCP to EDP's pension fund.

(1) 40% in the YE2004

5

Capex

CAPEX (€ m)	2005	2004	Δ%
EDP Produção	202.2	200.2	1.0%
EDP Comercial	5.7	5.6	1.6%
Enernova & EDP Bioeléctrica	46.0	54.5	-15.6%
EDP Distribuição	338.0	302.8	11.6%
Portgás (60%)	9.0	-	n.a.
HC Energia [1]	347.3	117.7	n.a.
Iberian Energy	**948.3**	**680.7**	**39.3%**
Energias do Brasil	419.4	284.9	47.2%
Telecoms	34.1	32.4	5.2%
Other	27.6	30.7	-10.4%
Total	**1,429.2**	**1,028.8**	**38.9%**



Return on Invested Capital (ROIC)
6.3%
6.8%
2004
2005



Return on Equity (ROE)
13.5%
44.4%
2004
2005



Return on Assets (ROA)
4.8%
9.6%
2004
2005



Capex / Depreciation
1.5
1.7
2004
2005

• The EDP Group's capital expenditures amounted to €1,429.2m in 2005, an increase of 38.9% year-on-year, mainly due to i) investments in the Portuguese distribution grid to improve the quality of service; ii) the construction of the Peixe Angical power plant in Brazil; iii) investments related to the mandatory universal connection programme of all low voltage consumers in Brazil, and iv) the full consolidation of HC Energia's operating investment in 2005.

• At EDPP, the operating investment remained stable following the end of the construction of both the second (2004) and third (2005) units of the Ribatejo CCGT. In 2005, EDPP also acquired from REN the thermal power plants sites (Setúbal, Carregado and Tunes) for €40.6m. In addition, EDPP concluded the construction of Venda Nova II hydro power plant in August 2005 (€6.0m), continued works to reduce SO2 and NOx emissions at Sines power plant (€17.2m), and started the project for the 170 MW of Baixo Sabor hydro power plant (€4.7m). EDPP expects to invest €220m in environmental works between 2005 and 2008, and €360m in the construction of Baixo Sabor, which should start operations in 2011.

• In 2005, 90% of EDPD's capex was allocated to the distribution network in order to improve the quality of service. Investment in the distribution grid rose 5.6% year-on-year, which along with favourable weather conditions enabled an 14.4% improvement of Equivalent Interruption Time (from 215 min. in 2004 to 184 min. in 2005).

• Almost 50% of HC Energia's capex was allocated to special regime projects, more specifically to wind farms. In 2005 the wind farms Las Lomillas (50 MW – 50% held by Genesa) and La Sotonera (19 MW) entered into service. The wind farms Boquerón (22 MW) and Belchite (50 MW) started operations in the beginning of 2006 while the Brujula wind farm (73 MW) should start operations in May. In 2005, HC Energia started the construction of the second 400 MW unit at Castejón CCGT (€25m), which is forecasted to start operations by the end of 2007. Total investment in this project should amount to €200m. Additionally in 2005, HC Energia continued the environmental investments (€14.6m in 2005) to reduce the SO2 and NOx emissions at Aboño and Soto, in order to comply with EU directives until the end of 2007. Total estimated investment in relation to this project for the 2005-2007 period amounts to approximately €140m.

• Investment in Peixe Angical hydro power plant (452 MW) totalled to R$638.6m (€232.7m) in 2005 and represented 55% of Brazil capex in the period. EDP expects to invest a further R$170m in 2006, when this power plant should start operations. Note that this figure corresponds to 100% of the project, of which Energias do Brasil owns 60%. The project is also being financed through a R$670m loan from BNDES. Capex in Brazil also includes a total of R$119.4m (€43.5m) related to the mandatory universal connection programme – "Universalização" – to all low voltage consumers, in the concession areas of Bandeirante, Escelsa and Enersul.

[1] 40% in the YE2004

4

Cash Flow

Operating Cash Flow by Business Area (€ m)	2005	2004	Δ%
EDP Produção	656.1	775.8	-15.4%
EDP Comercial	(45.1)	(40.1)	-12.4%
Enernova & EDP Bioeléctrica	23.4	0.9	-
EDP Distribuição	392.7	526.0	-25.3%
HC Energia	485.9	174.6	178.3%
Energias do Brasil	381.7	239.1	59.6%
Oni	23.9	15.3	55.7%
Hydro Correction	(200.2)	(17.8)	-
Other	(65.6)	(9.7)	-
EDP Group Operating Cash Flow	**1,652.8**	**1,664.0**	**-0.7%**

Consolidated Cash Flow (€ m)	2005
Net Profit	**1,071.1**
Depreciation	952.0
Compensation of subsidised assets' depreciation	(90.7)
Concession rights' amortisation	37.6
Net provisions	40.8
Interest hydro account	6.0
Forex differences	(68.7)
Income (equity method)	(35.3)
Deferred taxes	41.1
Minority interests	40.9
Other adjustments (incl. capital gain on GalpEnergia)	(342.1)
Net financial interest and other financial costs	296.5
Operating Cash Flow before Working Capital	**1,949.2**
Change in operating working capital	(96.2)
Hydro correction	(200.2)
Operating Cash Flow	**1,652.8**
Capex	(1,429.2)
Net Operating Cash Flow	**223.6**
Divestments of fixed assets	540.4
Net financial investments	(775.7)
Financing of 6.08% of 2005 Spanish Tariff Deficit	(224.3)
Net financial interest and other financial costs	(296.5)
Dividends paid	(336.0)
Other non-operating changes	(60.0)
Decrease/(Increase) in Net Debt	**(928.4)**

Operating Cash Flow per Business Area (€ m)


656
-45
23
393
486
382
24
-200
-66
1,653
EDPP
EDPC
Renew.
EDPD
HC
Brazil
Oni
Hydro Correct.
Other
EDP Group

FFO + Net Interests / Net Interests


5.5
4.9
2004
2005

FFO / Net Debt


16.0%
14.3%
2004
2005

EBITDA / Net Interests


4.6
7.1
2004
2005

Net Debt / EBITDA


6.1
3.8
2004
2005

7

Financial Debt and Provisions for Social Benefits

Financial Debt (€m) 2005 2004

EDP S.A. and EDP Finance BV 7,844.8 5,553.0

EDP Produção 29.0 33.9

EDP Comercial — -

Enernova & EDP Bioeléctrica 26.5 17.0

EDP Distribuição — -

Portgás (60%) 70.7 -

HC Energia 701.8 1,621.1

Energias do Brasil 1,006.6 731.4

Oni 315.7 622.5

Other 17.6 42.4

Sub-Total 10,012.6 8,621.3

OPTEP Derivative (Liability) 315.0 315.0

Fair Value on Hedged Debt 92.2 107.6

Accrued Interests on Debt 164.5 117.3

Total Financial Debt 10,584.3 9,161.1

Cash and cash equivalents 861.1 290.4

OPTEP Derivative (Asset) 260.0 336.0

EDP Consolidated Net Debt 9,463.2 8,534.7

Net Debt Allocation (€m) 2005 2004

Internal + External Debt

EDP Produção 1,506.7 2,168.5

EDP Comercial 150.8 89.1

Enernova & EDP Bioeléctrica 220.2 127.9

EDP Distribuição 1,586.5 1,339.5

Portgás (60%) 90.3 -

HC Energia 2,379.2 1,711.3

Energias do Brasil 896.8 912.0

Oni 274.4 703.9

EDP SA & adjustments 2,358.3 1,482.4

EDP Consolidated Net Debt 9,463.2 8,534.7

Provisions for Social Benefits ( m) 2005 2004

Pensions 1,099.6 1,267.1

Medical Care 743.6 728.4

Total 1,843.2 1,995.4

Debt Ratings

S&P Moody’s Fitch

SA & BV A/Stab/A-1 A2/Stab/P-1 A+/Stab/F1

HC A3/Stab/P-2 BBB+/Stab/F2

Bandeir. Ba3/Stab

Escelsa B+/Pos B2/Stab

Investco Ba1/Stab

Net Debt / Total Capital

60.7%

56.1%

2004 2005

Medium/Long term Debt (1)

Variable Hedged

Fixed

6%

25%

69%

Variable Un-hedged

Debt by Currency (1)

Euro

90%

USD

BRL

2%

9%

Debt Maturity (€m) (1)

3,200 2,800 2,400 2,000 1,600 1,200 800 400 0

2006 2007 2008 2009 2010 2011 2012 >2012

Other

EDP SA & EDP Finance BV

• The EDP Group’s total net debt increased by €928.4m, vis-à-vis 2004, to €9,463.2m, following: i) a stable operating cash flow vs. a higher capex level - operating cash flow was affected by the €200.2m hydro correction payment to REN following a very dry period; ii) the financing by HC of €224.3m regarding the Spanish tariff deficit; iii) financial investments of €775.7m: a) acquisition of wind farms, namely Desa in Spain (€478m share capital +€83m shareholders loans) with 224 MW in operation and 1,186 in the pipeline, Ider in Spain (€15m) with 114 MW under development, Ortiga and Safra in Portugal (€21m) with 53 MW in the pipeline, Tecneira in Portugal (€36m related to the first payment) with 48 MW in operation and 73 MW in the pipeline, and Weom in France (€4m) with 30 MW under development; b) purchase of 46.625% of Portgás (€85m) (EDP already signed an agreement to increase its stake in the company from 60% to 72%); and c) acquisition of a 20% stake in Turbogás (€52m) (increasing EDP’s stake to 40%); iv) the consolidation of the net debt of Desa (€159m) and Portgás (€69m); v) the payment of the 2004 annual dividend of €336.0m; vi) the forex effect on the net debt of our Brazilian subsidiary following the strong valuation of the Real (an increase of approximately €227m in net debt);

Offset by: i) the proceeds from the IPO of Energias do Brasil (R$500m or €182m); ii) the sale of non-core assets (€540m), namely 14.27% of GalpEnergia (EDP received in December 20% of 720m), 3% of REE (€76m), 60% of Edinfor (€81m), 99.93% of Comunitel (€204m) and an office building to REN (€21m); and iii) a private placement of a 2.2% stake of Energias do Brasil (EDP received €6m in 2005 out of a total of €23m).

Financial Income/(Expense) and Amortization of Rights and Concessions

Financial Results (€ m)	2005	2004	Δ%
Income from group&associated cos.	35.3	3.7	-
Investment income	36.1	30.5	18.3%
Financial Investments Gains/(Losses)	**71.4**	**34.2**	**108.5%**
Net financial interest paid	(349.8)	(301.1)	-16.2%
Net foreign exchange differences	68.7	13.9	394.8%
Other	(154.3)	(11.8)	-
Financing Gains/(Losses)	**(435.3)**	**(299.0)**	**-45.6%**
Financial results	(364.0)	(264.7)	-37.5%



(€ m)
2004
Equity Method
Investment Income
Net Interest Paid
Net Forex Differences (1)
Fair value on derivatives
Other
2005
-264.7
31.5
5.6
-48.7
-1.7
-105.7
19.7
-364.0

Income from Equity Method (€ m)	2005	2004	Δ%
REN (30%)	(0.4)	(18.3)	97.7%
Edinfor (40%)	1.3	(0.0)	-
Setgás (19.8%)	0.6	-	-
CEM (22%)	9.0	9.3	-3.3%
Turbogás (40% in 2005/20% in 2004)	12.2	4.9	148.3%
DECA II (EEGSA (21%))	8.2	5.9	37.4%
HC's subsidiaries	2.8	1.2	124.9%
Other	1.6	0.7	134.6%
Total	35.3	3.7	-

Note 1: The 2004 equity contribution from REN, now presented, changed from last years reported figure, as the consequence of the application of the IFRS to REN accounts. In accordance with the IFRS conceptual framework, regulatory assets or liabilities, among other, are not recognized, resulting in an adjustment of -€37.2m to the equity contribution of REN.

Financial results were influenced by:

Higher contribution from **"Income from group and associated cos."**, up €31.5m on the back of the following positive impacts: i) the increase in EDP's stake in Turbogás from 20% to 40% (+€7.3m); ii) REN's equity contribution in 2005 (+€17.9m) includes dividends it received from GalpEnergia (18.3% owned by REN) and; iii) EEGSA (+€2.2m), Hidrocantábrico's equity affiliates (+€1.6m) and Edinfor (+1.3m), that started to be equity consolidated as from January 2005 after the sale of 60% of the company to LogicaCMG.

Additional **"Investment Income"** of €5.6m due to i) the distribution of dividends received from GalpEnergia (previously to the sale in December 2005 of the 14.27% then owned by EDP), which amounted to €23.7m in 2005, whereas in 2004 the company only distributed €13.3m in dividends; ii) lower dividends received from MillenniumBCP (€7.5m 2005 vs. €12.8m 2004), following the transfer of a 2.01% stake to EDP's Pension Fund in June 2005. Currently EDP owns 2.35% of MillenniumBCP's share capital.

"Net financial interest paid" went up 16.2% reflecting i) the full consolidation of Hidrocantábrico debt in 2005 (previously 40% consolidated) (+€66.7m), ii) mitigated by the decrease in the average cost of consolidated debt from 4.34% to 4.18% (-€13.7m).

"Net foreign exchange differences" in 2005 were driven by the effect of the 13% appreciation of the Brazilian Real against the US Dollar on the dollar denominated debt in Brazil versus a 9% appreciation in 2004.

The **"Other"** financial gains and losses in 2005 include: i) a €118.0m financial provision relating to the fair value of a derivative contracted by EDP to hedge the effect of interest rate changes on the NPV calculation of the value of the CMEC. This provision will be reverted at the time of the start of MIBEL when the CMECs come into effectiveness; ii) the fair value of forex hedge instruments in Brazil (-€56.6m).

Amort. of rights and concession (€ m)	2005	2004	Δ%
EBE	8.2	8.1	1.0%
IVEN (Escelsa/Enersul)	22.8	22.3	2.2%
Comunitel	3.3	5.5	-41.1%
Oni	3.3	3.3	-
Edinfor (goodwill impairment)	-	4.7	-
Total	37.6	44.0	-14.4%

Note 2: Under IAS, goodwill ceases to be amortised in the P&L, and the underlying assets become subject to an impairment test .

(1) Net Forex Differences in chart were adjusted for hedge instruments accounted in "Other"

9

Business Areas

Electricity Generation in Portugal

Electricity Generation (GWh)	2005	2004	Δ%
Hydroelectric (PES) [1]	4,279	8,718	-50.9%
Thermoelectric (PES) [1]	14,545	11,756	23.7%
Binding Generation	18,824	20,475	-8.1%
Hydroelectric (NBES) [2]	164	398	-58.9%
TER CCGT (NBES) [2]	5,088	3,419	48.8%
Non Binding Generation	5,252	3,817	37.6%
Small hydro	90	141	-35.9%
Cogeneration	670	656	2.2%
Wind farms	348	237	46.9%
Biomass	51	49	4.5%
Special Regime Producers	1,160	1,083	7.2%
Total EDP generation	**25,236**	**25,374**	**-0.5%**
Pego thermal power station (PES) [1]	4,701	4,422	6.3%
Tapada thermal power station (PES) [1]	6,287	6,153	2.2%
Alqueva hydroelectric power station	81	100	-19.0%
Auto-producers (IES) [3]	5,662	3,858	46.8%
Import / (Export) net	6,824	6,481	5.3%
Direct sales to ind. clients (incl. in Cogen.)	(251)	(461)	45.7%
Pumping	(564)	(408)	-38.2%
Gross demand	**47,977**	**45,519**	**5.4%**
Synchronous compensation	(29)	(35)	17.4%
Own consumption - generation	(6)	(8)	32.1%
Own consumption - transmission grid	(9)	(10)	4.5%
Transmission losses	(665)	(657)	-1.3%
Energy delivered to distribution	**47,267**	**44,809**	**5.5%**
Hydro Coeficient	**0.41**	**0.81**	**-49.4%**

Thermal generation (GWh)	2005	2004	Δ%	Fuel	MW
Sines	9,590	9,530	0.6%	Coal	1,192.0
Setúbal	3,556	1,689	110.5%	Fuel oil	946.4
Carregado	1,162	327	255.4%	Fuel oil/Nat. Gas	710.2
Barreiro	220	200	9.8%	Fuel oil	56.0
Tunes [4] & Tapada do Outeiro	17	10	70.6%	Gas Oil	165.0
Thermal emission (PES)	**14,545**	**11,756**	**23.7%**		

Hydro coefficient



2.0
1.0
0.0
0.81
0.41
2004
2005

EDP Produção - Fuel Cost Diagram



€/MWh
25,374 GWh
19
30
44
28%
91%
85%
13%
0% 20% 40% 60% 80% 100%
2004
€/MWh
25,236 GWh
22
39
52
12%
92%
68%
30%
0% 20% 40% 60% 80% 100%
2005
- Hydro
- Coal
- CCGT
- Fuel/Diesel
Load Factor [5]

• Electricity demanded by the distribution grid in Portugal continued to grow strongly, up 5.5% from 2004 to 47.3 TWh.

• EDP Group's electricity generation output remained stable at 25.2 TWh and accounted for 52% of the total energy supplied to the system (56% in 2004). During the period EDP benefited from the start of operations of the second and third 392 MW groups of the Ribatejo CCGT (in the 4Q2004 and 4Q2005) and from a higher utilization of its fuel oil thermal plants due to the dry year (load factor: 30% in 2005 vs. 13% in 2004). On the other hand, owing also to the driest period of the last 15 years (hydro coefficient of 0.41 vs. 0.81 in 2004), EDP Produção experienced a lower utilisation of its hydroelectric power stations which represent 49% of EDP's installed capacity in Portugal. The contribution of the hydro plants to the EDP Group total generation in Portugal fell from 36% in 2004 to 18% in 2005.

• During 2005 EDP did not fully benefit from the Ribatejo CCGT new capacity as stoppages at Units I and II occurred from August 2005 due to repair works. Unit I became operational in September and Unit II restarted in late November. The repair works on both units were covered by the manufacturer's guarantee.

• EDP's gross profit is only marginally affected by generation output swings or fuel costs hikes (see in next page) since 80% of its installed capacity in Portugal is bounded to long-term Power Purchase Agreements (PPAs) in the Public Electricity System (PES).

[1] PES - Public Electricity System [2] NBES - Non-binding Electricity System [3] IES - Independent Electricity System
[4] In April 2004, Units I and 2 (32MW) at Tunes were decomissioned from service in the PES

[5] Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

11

EDP Produção

PES (€ m)	2005	2004	Δ%
PPA Capacity Charge	909.3	892.0	1.9%
PPA Energy Charge	495.2	301.2	64.4%
Steam (Barreiro) & Ashes	6.5	6.5	-1.1%
(-) Coal	207.5	184.6	12.4%
(-) Fuel oil	248.3	86.3	187.6%
(-) Natural Gas	8.0	11.9	-32.3%
(-) Gas Oil	2.2	0.6	274.7%
(-) Electricity Autoconsumption & Materials	8.2	6.5	27.7%
PPA Gross Profit	**936.6**	**909.9**	**2.9%**

NBES (€ m)	2005	2004	Δ%
Electricity Sales	469.5	217.1	116.2%
(-) Direct costs (fuel + purchases + trading)	454.2	126.3	259.6%
NBES Gross Profit	**15.2**	**90.8**	**-83.3%**

SRP (€ m)	2005	2004	Δ%
Cogeneration	68.0	54.6	24.4%
Small hydro (<10 MW)	7.4	10.8	-31.2%
(-) Natural Gas (Cogeneration)	44.6	36.9	20.9%
(-) Electricity Purchases	0.9	1.9	-50.2%
SRP Gross Profit	**29.9**	**26.6**	**12.1%**

EDPP Gross Profit (€ m)


1,041.4
+26.8
-75.6
+3.2
+0.2
995.9
2004
PES
NBES
SRP
Other
2005

*Km = 12 months average verified available capacity / 12 months average contracted available capacity.

Gross Profit in the Public Electricity System (PES) increased 2.9% in virtue of the stable return profile of the PPA Capacity Charge and the pass-through of fuel costs by means of the PPA Energy Charge. According to the PPAs, CO2 emissions and licences for the PES power stations are managed by REN, thus do not impact EDPP's Gross Profit. The slight increase in the PPA Capacity Charge in the period reflects inflation, mitigated by both i) the lower availability factors (km) at the hydro power stations (hydro km: 1.037 in 2005 vs. 1.044 in 2004) and ii) the decommissioning in December 2004 of the 47 MW Tapada do Outeiro plant (€4.9m contribution in 2004). The fuel procurement margin (Energy Charge minus Fuel Costs) increased from €17.8m in 2004 to €29.1m in 2005 mainly as a result of i) the higher spreads between EDPP's acquisition costs and the international fuel prices' indices (used as benchmark to calculate the PPA Energy Charge) experienced in the 2H2005 and ii) the negative impact in 2004's fuel procurement margin from the revaluation of EDPP's coal stocks (€5.6m).

Gross Profit in the Non-Binding Electricity System (NBES) decreased to €15.2m following i) an approximately 63% reduction in the energy delivered to EDPD ("parcela livre") and ii) the negative impact of high pool prices in 2005 on the electricity purchase service provided by EDPP to EDP Comercial (EDPC). EDPP guarantees EDPC's electricity purchase price, shielding EDPC's commercial activity from short-term pool price volatility. Despite the lower energy volumes produced by the hydro plants operating in the NBES, this year, the non-binding generation activity benefited from the extra output provided by the second (1.9 TWh) and third units (0,8 TWh) of the Ribatejo CCGT, the later started industrial operations ahead of schedule in October 2005. Regarding green house gas emissions, the repair works of the Ribatejo CCGT's group I and II resulted in a lower load factor during 2005 (68%) than that anticipated in the CO2 licensing process: CO2 emissions amounted to 1.8 million tons while attributed licenses, this year, were 2.0 million tons. As a consequence EDPP was able to account for a €4.4m positive effect at the gross profit level in 2005.

Gross Profit from Special Regime Producers (SRP) increased to €29.9m despite a €3.4m negative impact to the gross margin in 2005 due to a 51 GWh fall in output from the small hydro power stations (facilities with installed capacity of less than 10 MW) as a result of the dry period. The 12.1% increase in SRPs' gross profit is justified by the fact that EDP's cogenerators switched their output from the industries they usually provide energy to, to the Portuguese Electricity System at a higher tariff. In addition the cogenerators also benefited from higher industrial clients' tariffs, which are indexed to natural gas prices.

EDPP NBES Gross Profit [(1)] (€ m)


Non-Binding Generation
90.8
+24.3
+50.1
-36.9
-113.1
15.2
2004
Volume
Selling Price
Fuel
Energy Management Service provided to EDPC
2005

[(1)] In the 4Q2005, the price agreed between EDPP and EDPC was revised up, with retroactive effects back to July 2005 as a result the figure reported and presented for the nine months ending September 2005 is higher than the one reported for the full year and presented in the chart. Note that the costs incurred by EDP Comercial related with electricity purchases increased accordingly (page 14).

12

EDP Produção

Operating	Income Statement (€m) 2005 2004 <%
Energy	sales 1,931.7 1,461.1 32.2%
Services	provided (59.2) 38.4 -
Other	sales 24.1 21.2 13.6%
Operating	Revenues 1,896.6 1,520.7 24.7%
Electricity	188.5 51.4 266.6%
Fuel	for electricity generation 707.8 422.7 67.5%
Materials	and goods for resale 4.3 5.2 -17.4%
Direct	Activity Costs 900.7 479.3 87.9%
Gross	Profit 995.9 1,041.4 -4.4%
Gross	Profit/Revenues 52.5% 68.5% -16.0 p.p.
Supplies	and services - Group 32.1 26.9 19.2%
Supplies	and services - Non-Group 64.7 62.1 4.1%
Personnel	costs 74.1 82.2 -9.9%
Costs	with social benefits 27.0 22.4 20.6%
Generation	centre rentals 3.8 3.6 5.2%
Other	operating costs (or revenues) (8.0) 8.8 -
Operating	Costs 193.5 205.8 -6.0%
EBITDA	802.4 835.6 -4.0%
EBITDA	/ Revenues 42.3% 54.9% -12.6 p.p.
Depreciation	and amortisation 200.7 206.1 -2.6%
Compensation	of subsidised assets’ depr. (1.1) (4.3) 73.3%
EBIT	602.8 633.7 -4.9%
EBIT	/ Revenues 31.8% 41.7% -9.9 p.p.
Number	of employees 2005 2004 U
Number	of employees 1,672 1,792 - 120
Generation	activity 1,527 1,301 + 226
Maintenance	and engineering activity 116 463—347
Energy	management activity 29 28 + 1
MW/Employee	5.19 4.56 13.8%
Operating	investment (€m) 2005 2004 <U%
Binding	generation 55.3 49.8 11.1%
Non-Binding	generation 83.3 128.6 -35.2%
Other	investments 48.4 8.3 482.5%
Financial	costs (capitalised) and invest. 15.2 13.5 12.8%
Total	operating investment 202.2 200.2 1.0%
Recurring	investment 30.6 24.0 27.6%
Non-recurring	investment 171.6 176.2 -2.6%

EDP Produção EBITDA (€m)

835.6

2004

+26.8

PES Gross Profit

-75.6

NBES Gross Profit

+3.2

SRP Gross Profit

-7.7

Supplies and Services

+8.1

Personnel

-4.6

Social Benefits

+16.7

Other

802.4

2005

• EDPP’s EBITDA fell 4.0% mostly due to the fall in Gross Profit in the non-binding activity of EDPP, as explained in the previous page. EDPP was able to cut operating costs in 6.0% as presented below.

• Supplies and services increased €7.7m as a whole: i) the increase in S&S provided by group companies is the result of higher charges from EDP Valor (+€4.2m); ii) the increase in S&S provided by companies outside of the EDP Group are associated with higher maintenance costs (+€3.5m) following a higher utilisation of fuel-oil power stations and the start of operations of Ribatejo’s second 392MW unit.

• Personnel costs decreased 9.9% (or 4.1% if we exclude severance payments and personnel costs capitalization) reflecting i) the reduction of 120 employees; and ii) fewer negotiated dismissals in 2005, which resulted in a €2.0m reduction in severance payments (€3.2m in 2004 with 12 negotiated dismissals). The reduction in the number of employees in 2005 includes the transfer of 79 employees to EDP Valor.

• The 20.6% increase in Costs with social benefits in 2005 is mostly related with a €7.7m provision for pension benefits that include the cost with the curtailment of 22 employees that were early retired. The 2004 figure was influenced by premiums paid under the flexible retirement program (€3.6m) in respect to 91 employees that accepted to be enrolled in this program.

• Operating investment remained stable at €202m, following the end of the construction of the second unit of the Ribatejo CCGT and the conclusion of the 192 MW Venda Nova II (Frades) hydro plant that was commissioned in August 2005. The third unit of the Ribatejo CCGT represented approximately 40% of the total capex in the period. The increase in operating investments in binding generation is related to the beginning, in the 2Q2005, of both i) the works to reduce SO2 and NOx emissions at Sines power plant (€17.2m) and ii) the start of the Baixo Sabor hydro power station project (€4.7m). The 2005 figure also includes the acquisition from REN of the thermal power plants sites (Setúbal, Carregado and Tunes) for €40.6m.

EDP Comercial

Operating Income Statement (€ m)	2005	2004	Δ%
Operating Revenues	**525.0**	**322.3**	**62.9%**
Direct Activity Costs	**581.0**	**311.3**	**86.6%**
Gross Profit	**(56.0)**	**11.0**	**-**
Gross Profit/Revenues	-10.7%	3.4%	-14.1 p.p.
Supplies and services	12.4	10.6	17.6%
Personnel costs	4.0	3.3	20.9%
Costs with social benefits	0.4	0.4	-6.1%
Other operating costs (or revenues)	8.0	2.8	181.7%
Operating Costs	**24.8**	**17.1**	**44.9%**
EBITDA	**(80.8)**	**(6.1)**	**-**
EBITDA / Revenues	-15.4%	-1.9%	-13.5 p.p.
Depreciation and amortisation	4.4	3.7	19.2%
Compensation subsidised assets' deprec.	-	-	-
EBIT	**(85.2)**	**(9.8)**	**-**
EBIT / Revenues	-16.2%	-3.1%	-13.2 p.p.

EDPC Operating data	2005	2004	Δ%
EDPC Electricity sales (GWh)	6,314	4,381	44.1%
Market Share (GWh)	66%	65%	0.8%
Number of Clients	9,212	3,616	x 2.5
Market Share (# of Clients)	70%	75%	-5.1%
Number of Employees	91	77	18.2%
Operating Investment (€ m)	5.7	5.6	1.6%

EDPC Market Share - GWh: 66%



9,621
6,763
42%
44%
4,381
6,314
2004
2005
EDPC Sales
Market Sales

EDPC Market Share - # Clients: 70%



13,226
2.7 x
4,838
3,616
9,212
2.5 x
2004
2005
EDPC Clients
Market Clients

EDPC Gross Profit (€ m)



Supply Activity
11.0
+4.2
2004
Volume
Net Selling Price
-25.3
Variable Cost
-38.1
Deviation REN
-11.3
Services Provided
-0.8
Other
+4.3
2005
-56.0

Note: Net Selling Price = Selling price - TPA tariffs

- Total energy supplied in the NBES grew 42% YoY to 9,621 GWh in 2005, now representing 22% of the total consumption in Portugal (16% in 2004). EDPC retains two thirds of the market, similarly to 2004.

- EDPC has a fixed price contract with EDPP's energy management department which procures electricity (namely from the Spanish pool) on behalf of EDPC. This price was reviewed up in the 4Q2005, with retroactive effects back to July 2005, in order to reflect the updated expectations regarding electricity wholesale prices.

- The negative gross margin booked at EDPC stems from the sudden and sharp increases in electricity wholesale prices which EDPC has not been able to immediately pass-through to its clients something that is more evident on the older contract.

EBITDA - EDPP & EDPC (€ m)	2005	2004	Δ%
Operating Revenues	**2,150.0**	**1,709.9**	**25.7%**
Electricity	500.8	229.7	118.0%
Fuel for electricity generation	707.8	422.7	67.5%
Materials and goods for resale	4.3	4.8	-10.5%
Direct Activity Costs	**1,213.0**	**657.2**	**84.6%**
Gross Profit	**937.1**	**1,052.6**	**-11.0%**
Supplies and services	106.3	96.9	9.7%
Personnel costs	78.1	85.5	-8.7%
Costs with social benefits	27.3	22.8	20.1%
Other operating costs (or revenues)	3.8	18.0	-79.0%
EBITDA	**721.6**	**829.4**	**-13.0%**
EBITDA / Revenues	33.6%	48.5%	-14.9 p.p.

Note: In order to illustrate the effect of the elimination of the intra-group transactions between EDPC and EDPP, we present above the consolidated EBITDA of the two companies.

14

Enernova & EDP Bioeléctrica

Installed Capacity - MW	2005	2004	Δ MW
Wind	151	136	+15
Biomass	9	9	-
Total	**160**	**145**	**+15**

Generation - GWh	2005	2004	Δ%
Wind	349	237	47%
Biomass	51	49	5%
Total	**400**	**286**	**40%**

Operating Income Statement (€ m)	2005	2004	Δ%
Wind	30.0	20.1	48.8%
Biomass	3.8	3.6	6.8%
Electricity Sales	**33.8**	**23.7**	**42.5%**
Direct Activity Costs	**3.0**	**2.4**	**25.9%**
Gross Profit	**30.7**	**21.3**	**44.4%**
Gross Profit/Revenues	91.0%	89.8%	1.2 p.p.
Supplies and services	8.6	3.4	154.3%
Personnel costs & with social benefits	1.4	1.1	26.8%
Generation centre rentals	0.7	0.5	44.2%
Other operating costs (or revenues)	0.6	(1.0)	-
Operating Costs	**11.3**	**3.9**	**186.4%**
EBITDA	**19.5**	**17.4**	**12.2%**
EBITDA / Revenues	57.7%	73.2%	-15.6 p.p.
Depreciation	8.9	7.0	27.1%
Compensation subsidised assets' deprec.	(0.3)	(0.2)	-69.7%
EBIT	**10.9**	**10.6**	**3.4%**
EBIT / Revenues	32.4%	44.6%	-12.2 p.p.

Number of Employees	2005	2004	Δ
Number of Employees	**18**	**15**	**+3**

Investments (€ m)	2005	2004	Δ%
Operating Investment	46.0	54.5	-15.6%
Financial Investments	56.7	-	-
Total Investments	**102.7**	**54.5**	**88.4%**



Change in EBITDA (€ m)
17.4
+9.4
-5.2
-0.2
-1.9
19.5
EBITDA 2004
Gross Profit
Supplies and Services
Generation Centre Rentals
Other operating costs
EBITDA 2005

• By the end of 2005 EDP Group's renewable installed capacity in Portugal amounted to 160 MW. The repowering of Vila Nova I (+6 MW – Apr05), Fonte da Quelha/Alto Talefe (+3 MW – Sep05) and Pena Suar (+6 MW – Dec05) wind farms allowed EDP to increase its wind installed capacity by 15 MW during the year.

• EDP has been investing substantially in renewable energies. Acquisitions made within this activity amounted to €57m of which €21m relate to the acquisition of the Ortiga (11.7 MW – Mar.'06) and the Safra (41.8 MW – Dec.'06) wind farms, and €36m is linked to the first disbursement regarding the acquisition of five wind farms to Tecneira. This transaction, totalling €188.7m, was approved by the Portuguese Competition Authority towards the end of 2005 and comprises some 121 MW of wind capacity of which 48.3 MW are already operational and 34.4 MW will come in operation during 2006. EDP will start to consolidate these wind farms from January 2006. Regarding operational investment, the amount committed in 2005 totals €46m. Approximately 50% of this investment is connected to investments made in wind farms that started operations during the year. The balance relate to projects that are expected to entry into service throughout 2006: Madrinha wind farm (+10 MW – Mar.'06), Serra del-Rei (22MW – Sep.'06), Abogalheira (+3.3MW – Sep.'06), Pedras Lavradas (+14 MW – Nov.'06) and Serra da Alvoaça (+20MW – Dec.'06).

• At year end, electricity emissions from renewable sources in Portugal (excluding hydro) amounted to 400GWh, 50% more than in 2004. This was due to the additional capacity that was brought on stream but also to an increase in the number of equivalent service hours of Enernova's wind farms to 2,460 hours from 2,350 hours in 2004 (the equivalent to an increase in the load factor to 28.1% from 26.4%).

• Gross Profit increased almost 45% on the back of the new capacity and the increase in the load factor but EBITDA grew only 12.2% to €19.5m. This is mainly the result of the following non-recurring effects:
– a €0.9m increase in charges (S&S) from EDP S.A. following the new group policy of allocating to business units the costs of services rendered by the holding; and
– a €3.4m increase in S&S as a result of non-recurring costs incurred in 2005 by Enernova related to research made on new technologies, namely solar thermal, and to wind measuring tests that were made in an effort to evaluate the potential of some sites for new wind farms.
Beside those, the following recurrent effects have occurred:
– an increase of €0.5m in O&M costs on wind farms with more than two years of operation (prior to these two years, the wind farm is within its warranty period);
– an increase of €0.2m in "Generation Centre Rentals" as a result of higher energy output, as it is a variable charge, the equivalent to 2.5% of the energy sold, that each wind farm has to pay both to municipalities and to landowners.

Load Factor: number of equivalent hours to the output of a wind farm relative to the total number of hours in the period, considering the date of entry into industrial service of each wind farm.

15

EDP Distribuição

Electricity Distributed (GWh)	2005	2004	Δ%
Energy Delivered to Distribution	**47,268**	**44,808**	**5.5%**
Sales to EDP power plants	(22)	(13)	-73.3%
Own consumption - distribution	(25)	(29)	12.0%
Distribution losses	(3,437)	(3,451)	0.4%
Total Electricity Sales [1]	**43,784**	**41,315**	**6.0%**
Electricity Sales - BES [2]	**34,164**	**34,552**	**-1.1%**
VHV (Very high voltage)	1,265	1,222	3.5%
HV (High voltage)	5,148	4,340	18.6%
MV (Medium voltage)	5,091	6,506	-21.8%
SLV (Special low voltage)	2,347	3,155	-25.6%
LV (Low voltage)	19,013	18,112	5.0%
PL (Public lighting)	1,299	1,218	6.7%
Electricity Sales - NBES [3]	**9,621**	**6,763**	**42.3%**
EDP	**6,314**	**4,381**	**44.1%**
VHV (Very high voltage)	37	-	-
HV (High voltage)	98	25	288.6%
MV (Medium voltage)	5,488	4,337	26.5%
SLV (Special low voltage)	691	19	-
Non-EDP	**3,306**	**2,381**	**38.8%**
HV (High voltage)	46	24	92.8%
MV (Medium voltage)	3,000	2,343	28.0%
SLV (Special low voltage)	260	14	-

Electricity Consumers [4]	2005	2004	Δ
Electricity Sales - BES [2]	**5,894,139**	**5,818,504**	**75,635**
VHV (Very high voltage)	16	20	(4)
HV (High voltage)	157	154	3
MV (Medium voltage)	16,600	18,184	(1,584)
SLV (Special low voltage)	22,036	27,306	(5,270)
LV (Low voltage)	5,809,699	5,728,865	80,834
PL (Public lighting)	45,631	43,975	1,656
Electricity Sales - NBES [3]	**13,226**	**4,838**	**8,388**
EDP	**9,212**	**3,616**	**5,596**
VHV (Very high voltage)	5	-	5
HV (High voltage)	11	1	10
MV (Medium voltage)	3,426	2,248	1,178
SLV (Special low voltage)	5,770	1,367	4,403
Non-EDP	**4,014**	**1,222**	**2,792**
HV (High voltage)	2	2	-
MV (Medium voltage)	1,698	887	811
SLV (Special low voltage)	2,314	333	1,981
Total Electricity Consumers	**5,907,365**	**5,823,342**	**84,023**
% Change YoY			**1.4%**

BES & NBES Consumption - 2005



Full
Liberalisation
100%
BES
Consumption
22%
78%
NBES
Consumption

BES & NBES Consumption - 2004



Clients Eligible for NBES
53%
BES
Consumption
16%
84%
NBES
Consumption

- **Demand for electricity** increased 6.0% year-on-year, to 43.8 TWh. Demand was driven by a cold winter and a warm summer (0.7 p.p.) and by the co-generators' consumption from the BES (3.4 p.p.) that opted to sell to the system the energy they produced at special regime's prices, thus benefiting from the tariff differential between the two regimes. In addition, consumption growth in Portugal is benefiting from the fact that electricity consumption per capita is 34% below the European average, thus some convergence effect is expected.

- Electricity sales in the binding system, which accounted for 78% of the electricity distributed in Portugal, decreased by a mere 1.1% year-on-year to 34.2 TWh. The transfer of some MV and SLV clients to the liberalised market – reflected in a decrease of electricity sales to these segments of 21.8% and 25.6%, respectively – was almost compensated by the healthy consumption growth of the other segments.

- The decrease in the number of VHV clients in the binding electricity system did not reflect in a decrease of electricity consumption in that segment (up 3.5% year-on-year), as the VHV industrial clients that opted to purchase energy in the liberalized market switched only in the 3Q2005.

[1] Figures presented include sales to EDP Group for final consumption [2] BES - Binding Electricity System [3] NBES - Non Binding Electricity System [4] Figures presented include EDP Group companies

14

EDP Distribuição

• EDPD's **allowed revenues** decreased 3.0% year-on-year:

a) The Use of the Distribution Grid (UDGr) revenues increased 1.4%, on the back of higher electricity-flow at EDPD's network, which more than offset the 4% average reduction in unit revenues for this activity. In addition, EDPD's efforts to decrease the level of distribution losses brought an additional €3.2m of "Incentives To Loss Reductions" – distribution losses were reduced from 8.6% in 2004 to 8.1% in 2005;

b) Allowed revenues for the Network Supply (NS) and the Supply in the Public System (SPS) activities fell 20.0% following: i) a 50bps reduction in these activities' regulated rate of return to 8.5%; ii) a 13.8% decrease in their structural commercial costs; and iii) a smaller regulated asset base for NS activity (investment subsidies allocated to the UDGr in prior years were re-allocated to the NS activity during the 2005 regulatory review, thus with no impact on the combined asset value of the three activities);

c) 2005 allowed revenues also include a €37.7m recovery (through tariffs) of costs incurred within the scope of EDPD's HRRP*.

• Costs with electricity purchases rose 11.0% year-on-year mostly due to: i) a 6.0% increase in electricity distributed; and ii) a 44% average increase in the Global Use of the System Tariff (mainly higher costs from Special Regime Generation) that resulted into an additional €127m charge; and iii) a €146m year-on-year increase in fuel costs adjustments. Regarding the later, fuel costs adjustments in 2005 totalled €150m (€4m in 2004) of which €43m, related to HV/MV, were recovered through the tariffs during the year and €107m, related to LV, were included in the 2006 allowed revenues. This, along with the inflation cap to residential consumers' tariffs, contributed to the €369m system deficit of which €115m was attributed to EDPD. This deficit, acknowledged by ERSE and already included in EDPD's 2006 allowed revenues, will be recovered with interest between 2007 and 2011 through the tariffs.

Electricity Sales & Gross Profit (€ m)	2005	2004	Δ%
VHV (Very high voltage)	57.5	51.7	11.3%
HV (High voltage)	265.0	205.7	28.8%
MV (Medium voltage)	419.2	490.3	-14.5%
SLV (Special low voltage)	228.5	304.0	-24.8%
LV (Low voltage)	2,490.0	2,360.8	5.5%
PL (Public lighting)	93.0	102.0	-8.9%
Interruptibility Discounts	(36.0)	(30.4)	-18.6%
Tariff correction Discounts	0.0	(0.5)	-
Invoiced Sales - BES	**3,517.1**	**3,483.5**	**1.0%**
Invoiced Sales - NBES	**220.5**	**126.6**	**74.1%**
Electricity Revenues	**3,737.6**	**3,610.2**	**3.5%**
Electricity Purchases	**2,580.2**	**2,324.1**	**11.0%**
Electricity Gross Profit	**1,157.4**	**1,286.1**	**-10.0%**

Tariff Difference to Recover/(Return) (€m)	2005	2004	Δ%
Total Allowed Revenues	**1,234.5**	**1,272.9**	**-3.0%**
Electricity Gross Profit	**1,157.4**	**1,286.1**	**-10.0%**
Tariff Difference to Recover/(Return)	**77.1**	**(13.2)**	**-**

Regulated Revenues (€ m)	2005	2004	Δ%
Unit revenue for the UDGr: HV and MV (€ / MWh)	8.3	9.5	-12.8%
Electricity delivered to BES/NBES: HV and MV (GWh)	43,998	41,613	5.7%
Unit revenue for the UDGr: LV (€ / MWh)	24.5	23.9	2.6%
Electricity delivered to BES/NBES: LV (GWh)	23,610	22,518	4.9%
Incentive to Losses Reduction	3.2	-	
UDGr allowed revenues	**944.8**	**931.8**	**1.4%**
Average assets of the NS activity (net of amortisations)	277.7	336.1	-17.4%
Return on average assets of NS activity (%)	8.5	9.0	-5.6%
Assets' amortisation of NS activity	47.6	70.4	-32.3%
Annual structural commercial costs of NS activity	58.6	60.6	-3.4%
Network Supply allowed revenues	**129.8**	**161.2**	**-19.5%**
Average assets of SPS activity (net of amortisations)	49.0	47.2	3.9%
Return on average assets of SPS activity (%)	8.5	9.0	-5.6%
Assets' amortisation of SPS activity	6.5	8.8	-25.8%
Annual structural commercial costs of SPS activity	67.5	85.6	-21.1%
Supply in Public System allowed revenues	**78.2**	**98.7**	**-20.7%**
t-2 tariff adjustment for UDGr activity	13.5	(7.3)	-
t-2 tariff adjustment for NS activity	1.4	0.7	95.8%
t-2 tariff adjustment for SPS activity	1.4	0.4	-
t-2 tariff adjust. for UDGr, SPS and NS	**16.3**	**(6.2)**	**-**
t-2 tariff adjustment for Energy Acquisition Activity	34.6	66.1	-47.7%
t-1 tariff adjustment for Energy Acquisition Activity	(7.0)	21.3	-
t-1 & t-2 tariff adjust. for Energy Aquisition activity	**27.6**	**87.4**	**-68.4%**
HR Restructuring Costs Recovery	**37.7**	**-**	**-**
Total Allowed Revenues	**1,234.5**	**1,272.9**	**-3.0%**

• **Electricity gross profit** fell 10% year-on-year. The difference between the electricity gross profit and the allowed revenues in 2004 amounted to €13.2m, of which €7.0m were returned to the tariffs in 2005, while the remaining is being returned in 2006. Regarding 2005, the electricity gross profit came €77.1m below the allowed revenues for the period due to higher fuel costs, than ERSE's estimates, that will only be reflected in subsequent year's tariffs (reflected in the €107m LV fuel costs adjustment mentioned previously). This was partly offset by the fact that real consumption in the BES during 2005 came out 4.6% above ERSE's forecast and, as such, EDPD will have to return to the tariffs, in two years time, the fixed component of the electricity purchases that the company received in excess through the tariffs.

* HRRP - Human Resources Restructuring Program.

17

EDP Distribuição

Operating	Income Statement (€m) 2005 2004%
Electricity	sales 3,737.6 3,610.2 3.5%
Services	provided 26.8 24.6 9.0%
Other	sales 3.2 2.7 16.2%
Operating	Revenues 3,767.6 3,637.5 3.6%
Electricity	Purchases 2,580.2 2,324.1 11.0%
Materials	and goods for resale 14.0 14.2 -0.9%
Direct	Activity Costs 2,594.2 2,338.3 10.9%
Gross	Profit 1,173.4 1,299.3 -9.7%
Gross	Profit/Revenues 31.1% 35.7% -4.6p.p.
Supplies	and services—Group 120.9 102.4 18.2%
Supplies	and services—Non-group 134.1 122.2 9.7%
Personnel	costs 181.1 195.5 -7.3%
Costs	with social benefits 128.9 419.2 -69.3%
Concession	fees 201.4 186.1 8.2%
Other	operating costs (or revenues) (17.1) (8.6) -98.3%
Operating	Costs 749.4 1,016.8 -26.3%
EBITDA	424.0 282.5 50.1%
EBITDA	/ Revenues 11.3% 7.8% 3.5p.p.
Depreciation	and amortisation 330.9 326.8 1.3%
Comp.	of subsidised assets' amortis. (78.2) (72.4) -8.0%
EBIT	171.3 28.1 509.0%
EBIT	/ Revenues 4.5% 0.8% 3.8p.p.
Number	of Employees 2005 2004
Number	of Employees 5,322 5,532—210
GWh	Distributed / Employee 8.2 7.5 10.2%
Equivalent	Interruption Time (min.) 2005 2004%
Equivalent	Interruption Time 184 215 -14.4%
Operating	Investment 2005 2004%
Distribution	grid 438.2 414.8 5.6%
Other	investments 39.5 36.5 8.3%
Financial	charges capitalised 10.8 9.9 9.3%
Operating	Investment 488.5 461.2 5.9%
Investment	subsidies - Cash 79.3 88.0 -9.9%
Investment	subsidies - Kinds 71.2 70.4 1.1%
(-)	Total Investment Subsidies 150.5 158.4 -5.0%
Operating	Invest. Excl. Subsidies 338.0 302.8 11.6%

EBITDA (€m)

283

EBITDA 2004

-13

Tariff diff. to pay back

+52

GWh distributed

-39

UDGr Tariff

-52

NS & SPS

+38

Costs rec.

(HRRP)

-37

Rec. Prior tariff diff.

+77

Tariff diff. to recover

+305

Personnel Costs

-35

S&S and Other

424

EBITDA 2005

Electricity Gross Profit (-€129m)

• Group supplies and services rose 18.2% year-on-year on the back of an increase in management fees invoiced by EDP S.A. (+€13.7m) – following the new group policy of allocating to the business units the costs of services rendered by the holding company – and EDP Valor (+€7.7m) for new services rendered. Non-group supplies and services increased 9.7% following: i) the accounting of supplies and services provided by Edinfor as "non-group" (€6.9m) after the sale of 60% of this company to LogicaCMG; ii) a €1.4m increase in O&M costs due to both a higher recourse to external services following the reduction of the number of employees and a higher need for repairs in consequence of this summer fires; iii) a €2.4 m increase of commercial costs (mostly publicity and meter readings); and iv) a €1.2m increase in fuel costs.

• Personnel costs decreased 7.3% (or 2% if we exclude personnel costs capitalization and severance payments) mostly explained by: i) a 18m decrease in severance payments ( 20m in 2004 representing 86 mutual agreements); and ii) a reduction in the number of employees achieved both through the 2004 HRRP* (86 mutual agreements and 705 early retirements – most of which achieved during the second half of 2004) and through the transfer to EDP Valor of 91 employees (of which 81 up to June 2005).

• Costs with social benefits fell by some €290m year-on-year due to the accounting in 2004 of: i) an €87m cost (NPV) related to the 2003 HRRP*; ii) a €230m cost (NPV) related to the 2004 HRRP*; and iii) a €20m cost related to incentives paid to 731 early retirees that anticipated retirement age; which were partly offset by iv) a 21m increase in pension premiums and provisions for pension liabilities following the 2005 actuarial study, and v) the accounting in 2005 of a €29m cost (NPV) related to the reduction of 119 employees (8 negotiated dismissals and 111 early retirements) that left the company in December 2005 and therefore did not yet translate in personnel cost savings for the company.

• Operating Investment in the distribution grid increased 5.6% year-on-year, which along with favourable weather conditions enabled a 14.4% improvement of Equivalent Interruption Time.

*	HRRP—Human Resources Restruturing Program.

Portgás (100%) (1)

Gas	Distributed (GWh) 2005 2004 (1) %
Residential	557 443 25.8%
Services	302 271 11.3%
Industrial	1,089 1,125 -3.2%
Total	1,948 1,839 5.9%
Number	of Gas Clients 2005 2004 (1) U%
Residential	146,132 136,672 6.9%
Services	2,729 2,351 16.1%
Industrial	335 305 9.8%
Total	149,196 139,328 7.1%
Operating	Income Statement (€m) - 100% 2005 2004 (1) %
Gas	Sales 80.3 65.4 22.9%
Services	Provided 2.0 2.6 -24.4%
Gas	Revenues 82.3 68.0 21.1%
Direct	Activity Costs 40.3 32.6 23.5%
Gross	Profit 42.1 35.4 18.8%
Gross	Profit/Revenues 51.1% 52.1% -1.0 p.p.
Supplies	and services 6.3 6.7 -5.9%
Personnel	costs & costs with social benefits 4.6 4.2 10.4%
Other	operating costs (or revenues) (0.7) (1.0) 26.3%
Operating	Costs 10.2 9.9 2.9%
EBITDA	31.8 25.5 25.1%
EBITDA	/ Revenues 38.7% 37.4% 1.2 p.p.
Depreciation	5.3 7.6 -29.9%
Compensation	subsidised assets' deprec. ——
EBIT	26.5 17.9 48.5%
EBIT	/ Revenues 32.2% 26.3% 5.9 p.p.
Number	of Employees 2005 2004 (1) U
Number	of Employees 110 98 +12
Investments	( m) 2005 2004 (1) U%
Gas	distribution network 12.0 12.2 -1.9%
Other	3.2 3.2 -1.0%
Total	Investments 15.1 15.4 -1.7%

Change in EBITDA (€m)

25.5

EBITDA 2004

+6.7

Gross Profit

-0.4

Supplies and Services

+0.4

Personnel costs & costs with social benefits

-0.3

Other operating costs

31.8

EBITDA 2005

• EDP’s year-end 2005 financials include, for the first time, the 12 months proportional consolidation (59.6%) of Portgás. This company is the second largest distributor of natural gas in Portugal, operating in a concession area which includes 29 municipalities within the Oporto, Braga and Viana do Castelo municipalities. Already in September 2005, EDP signed a contract with Endesa to reinforce its shareholding to 72%. This operation is still subject to the non-opposition by the Portuguese Competition Authority.

• The volume of gas distributed by Portgás increased 5.9% to 1,948 GWh at the end of 2005 from 1,839 GWh in 2004. The residential and services segments that contributed the most to this increase continue to provide clear evidence of healthy growth. Regarding the industrial segment, the economic slowdown experienced during 2005 took its toll and gas consumption decreased 36 GWh.

• Gas sales amounted to €80.3m – of which €74.8m relate to natural gas (NG) and €5.6m to liquefied petroleum gas (LPG) – an increase of 23% from the 2004 sales figure. Similarly, gross profit increased 18.8% to €42.1m and EBITDA grew 27.1% to €31.8m by the end of 2005.

• The bulk of Portgás operational investment was dedicated to developing its gas distribution network, with 79% of total investment in the period. The “other” investments are related to sales campaigns (8.3%), meter reading for new consumption places (7.5%) and adapting facilities from LPG to NG.

(1) In 2004, Portgás was not consolidated on EDP accounts. The 2004 figures are a pro-forma and should only be used in order to have a growth perspective

HC Energia - Generation & Supply

Spain Energy Balance (GWh)	2005	2004	Δ%
Hydro	19,528	29,777	-34.4%
Nuclear	57,544	63,606	-9.5%
Thermal (classic)	87,674	84,055	4.3%
CCGT	48,022	28,974	65.7%
(-) Consumptions in generation and pumping	(15,900)	(13,303)	-19.5%
Conventional Generation	196,868	193,109	1.9%
Special Regime Generation	49,909	45,329	10.1%
Imports / (Exports)	(1,360)	(3,027)	55.1%
Gross Demand	**245,417**	**235,411**	**4.3%**

Source: REE

HC's Net Electricity Generation (GWh)	2005	2004	Δ%
Hydroelectric	847	854	-0.8%
Nuclear	1,252	1,237	1.3%
Aboño	6,819	6,644	2.6%
Soto de Ribera	4,345	3,712	17.1%
Coal	11,164	10,356	7.8%
Castejón CCGT	2,109	1,961	7.5%
Total Generation	**15,373**	**14,407**	**6.7%**
Pumping	(175)	(109)	-60.3%
Energy delivered to the Pool	**15,198**	**14,298**	**6.3%**
HC's market share in wholesale market	7.1%	7.4%	-0.2p.p.

HC's Fuel Costs (€/MWh)



60
50
40
30
20
10
0
14,407 GWh
Avg. Selling Price
21
29
91%
78%
58%
23%
0%
20%
40%
60%
80%
100%
2004
Avg. Selling Price
15,373 GWh
37
22
92%
84%
62%
23%
2005
- Hydro
- Nuclear
- Coal
- CCGT
Load Factor (3)

HC Generation - Selling Price & Fuel Costs	2005	2004	Δ%
Avg. HC Selling Price to the Pool (€/MWh) [1]	60.1	34.6	73.9%
Avg. HC Fuel Cost (€/MWh) [2]	22.2	20.7	7.7%

HC Supply - Electricity Sales to Clients	2005	2004	Δ%
Electricity Supplied (GWh)	5,926	4,647	27.5%
Sales of Electricity Supplied (€ m)	316.0	255.3	23.8%
Number of Clients	21,446	6,094	251.9%

HC Gross Profit (Generation + Supply)	2005	2004	Δ%
Revenues	1,335.6	806.1	65.7%
Direct Activity Costs	922.4	546.6	68.7%
Gross Profit	**413.2**	**259.5**	**59.2%**

• In 2005, the Spanish electricity market experienced a strong growth in electricity consumption: an increase of 4.3% versus 2004 or 3.1% when corrected for temperature effects and working days. Electricity generation at HC was up 6.7% as thermal output increased more than 7% in a very dry period (hydro coefficient of 0.46 vs. 0.79 in 2004) despite (i) a lower utilisation of Aboño II (536 MW) due to repair works in the 1Q2005 and (ii) a programmed stoppage in Soto II (236 MW) in the 2Q2005 due to triennial maintenance works.

• The sound increase of the gross profit at the Generation and Supply activities in 2005 is explained by: i) the hike in pool prices with a €393m positive impact on gross profit; ii) the higher generation output with a positive impact of €15m; iii) a marginal increase in average fuel cost per MWh with a negative impact of €24m; iv) a €28m provision related to the consumption in excess of CO2 allowances following the very dry period; v) the increase in the supply activity's costs as a result of the hike in wholesale prices (-€178m in the gross profit); and vi) the fact that in the 2004 HC was able to recover €10m worth of CTCs by differences.

• Spanish pool price reach the highest value in 2005 (average of €62.4/MWh in the period) following the very dry period, higher generation costs and a strong increase in peak demand. However, the revenues from the regulated electricity tariff were not enough to cover the strong increase in the system's generation costs, therefore causing a tariff deficit for the system. According to Spanish law HC has to finance 6.08% of the tariff deficit (€224m estimated for 2005). This was not deducted from revenues and was accounted as a financial investment given that the Royal Decree 1556/2005 that established the tariffs for 2006 recognised the right to recover the 2005 tariff deficit in future years through tariffs.

• HC's average fuel costs per MWh increased 7.7% versus 2004 mainly due to higher natural gas costs since the beginning of 2005, on the back of the hike in oil prices. Notwithstanding, between December 2004 and December 2005, HC managed to reduce the average unit cost of its coal power plants by 7.5%.

• CO_2 emissions at HC's thermal power plants reached 12.9m tons in 2005. Due to the very dry period, which resulted in higher utilisation of thermal power plants, CO_2 emissions were 1.4m tons above the estimated emission allowances to be consumed in the period. For this purpose HC booked a €28m provision as a direct activity cost.

[1] Includes wholesale market, ancillary services and capacity payment. [2] Excluding hydroelectric emission to calculate the average. [3] Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period.

20

HC Energia—Electricity Distribution & Gas Activity

Elect. Distribution (GWh) 2005 2004 % Elect. Distribution (€ m) 2005 2004%

Consumers in Elec. Distribution

Low Voltage 2,343 2,288 2.4% Transmission 7.8 7.6 2.4%

574,560

Medium Voltage 1,116 1,043 7.0% Distribution 98.7 93.4 5.7% 2004

High Voltage 5,788 5,692 1.7% Commercialisation 7.4 7.4 0.2%

Electricity Distributed 9,247 9,023 2.5%

584,922

of which: access clients 1,562 1,387 12.6% Elect. Regulated Revenues 113.9 108.4 5.1% 2005

Regulated revenues from Electricity Distribution rose 5.1% following the increase in the remuneration for the regulated activities recognised in the 2005 tariff. For 2006, according to the Decree Law that sets the revenues for the Spanish regulated electricity activities, of the €3,016.7m attributed to the electricity distribution activity, €96.1m or 3.2% were allocated to HC.

Consumers in Gas Distribution

Gas Distribution (GWh) (1) 2005 2004 % Gas Distribution (€ m) (1) 2005 2004%

577,802

Pressure <4 Bar 5,833 5,618 3.8% Transmission 11.7 10.5 11.5% 2004

Pressure > 4 Bar 15,714 16,441 -4.4% Distribution 109.1 96.5 13.1%

Commercialisation 10.7 11.1 -3.9%

599,904

Total Gas Distributed 21,547 22,059 -2.3% 2005

Gas Regulated Revenues 131.4 118.0 11.3%

Clients in Gas Supply

2004 1,447

Gas Supply (GWh) 2005 2004 % Gas Supply (€ m) 2005 2004%

Gas Supplied 11,791 9,853 19.7% Gas Sales 195.4 129.6 50.7% 2005 94,493

Gas Consumption in the Spanish system was up 18% in 2005 mainly due to higher demand of the electricity sector, which accounted for 79% of this increase, following the higher electricity generation based on CCGT technology during this dry period. Excluding the electricity sector, the conventional demand of gas increased 4.7% in the period following the increase in the number of clients, particularly in the liberalised segment.

Gas Distributed by HC through Naturgas decreased 2.3% while the number of consumers increased 3.8% (+22,102 consumers versus 2004). The decrease in distribution volumes is mainly explained by a lower activity in the corporate segment and a peak in gas demand during the 3Q2004, related to the electricity sector, which was not felt to the same extent in 2005. The regulated revenues for the distribution activity increased 13.1% in 2005, reflecting the forecasts regarding demand (for pressure < 60 bar) and number of clients’ growth for the year. The difference between the regulated revenues calculated based on these forecasts and those resulting from the use of the actual 2005 figures amounted to 1.3m and have already been adjusted to this activity’s regulated revenues for 2006. According to the “Ministerial Order” that sets the revenues for the Spanish regulated gas activities, of the €1,251.2m attributed to the gas distribution activity in 2006, €124.1m were allocated to Naturgas and its subsidiaries (€111.5m considering the consolidation method of its subsidiaries)

Gas Supplied to liberalised clients rose 20% driven by the sound increase in the number of clients (65 times vs. 2004), which is the result of the success attained by Naturgas on a dual-fuel offer (electricity+gas) launched in the 2Q2005. Presently, Naturgas has more than 24,000 dual clients. This strategy, besides increasing Naturgas’s client base, is allowing Naturgas to secure clients that are switching from regulated market to the non-regulated market. Naturgas increased its market share in the liberalised market (excluding supply to the electricity sector) from 4.9% in 2004 to 5.5% in 2005.

Naturgas’s sales in both the regulated and liberalised gas market to final consumers amounted to 18,788 GWh, up 10% in volume versus 2004. Consequently, Naturgas’s retail market share increased to 7.1% in 2005 from 6.8% in the 2004 (excluding the electricity sector).

(1) Operating data considers 100% of Naturgas’ gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

HC Energia

Business Areas Breakdown	Generation & Supply			Electricity Distribution			Gas			Special Regime		
	2005	2004	Δ %	2005	2004	Δ %	2005	2004	Δ %	2005	2004	Δ %
Revenues	1,335.6	806.1	65.7%	152.9	146.5	4.4%	668.4	635.4	5.2%	206.5	67.8	204.4%
Direct Costs	922.4	546.6	68.7%	29.7	26.1	13.7%	504.8	483.3	4.5%	126.1	20.7	509.8%
Gross Profit	**413.2**	**259.5**	**59.2%**	**123.2**	**120.4**	**2.4%**	**163.6**	**152.1**	**7.5%**	**80.5**	**47.2**	**70.6%**
Gross Profit/Revenues	30.9%	32.2%	-1.3 p.p.	80.6%	82.2%	-1.6 p.p.	24.5%	23.9%	0.5 p.p.	39.0%	69.5%	-31 p.p.
Personnel Costs	43.3	35.7	21.2%	35.2	23.8	47.9%	22.0	17.0	29.4%	5.4	4.1	30.3%
Other (net)	32.1	41.1	-21.7%	56.9	32.8	73.3%	35.7	22.1	61.6%	23.4	13.4	73.8%
Operating Costs	**75.4**	**76.8**	**-1.8%**	**92.1**	**56.6**	**62.7%**	**57.7**	**39.1**	**47.6%**	**28.7**	**17.6**	**63.6%**
EBITDA	**337.8**	**182.7**	**84.9%**	**31.2**	**63.8**	**-51.1%**	**105.9**	**113.0**	**-6.3%**	**51.7**	**29.6**	**74.7%**
EBITDA/Revenues	25.3%	22.7%	2.6 p.p.	20.4%	43.5%	-23 p.p.	15.8%	17.8%	-1.9 p.p.	25.1%	43.7%	-18.6 p.p.
Depreciation	99.8	90.9	9.8%	32.1	30.6	4.8%	32.4	30.7	5.5%	25.2	14.1	78.9%
Comp. of subsidised assets' dep.	(0.2)	(0.1)	-2.2%	(2.0)	(1.8)	-14.5%	(1.7)	(1.5)	-15.1%	(0.2)	(0.2)	-24.4%
EBIT	**238.1**	**91.9**	**159.0%**	**1.1**	**34.9**	**-97.0%**	**75.3**	**83.8**	**-10.2%**	**26.8**	**15.7**	**70.3%**
EBIT/Revenues	17.8%	11.4%	6.4 p.p.	0.7%	23.8%	-23.1 p.p.	11.3%	13.2%	-1.9 p.p.	13.0%	23.2%	-10.2 p.p.
Capex	**60.4**	**34.9**	**73.0%**	**49.5**	**38.7**	**27.8%**	**52.9**	**56.6**	**-6.6%**	**179.8**	**168.0**	**7.0%**
# of employees	707	704	0.4%	401	393	2.0%	334	309	8.1%	129	107	20.6%


Δ YoY € million
EBITDA 2004
401.3
Generation & Supply
+155.0
Electricity Distribution
-32.6
Gas
-7.1
Special Regime
+22.1
Holding & Other
+26.1
EBITDA 2005
564.9

Generation & Supply: The EBITDA of the electricity generation and supply activities increased 85% following the strong increase in gross profit as explained on page 20. Operating costs were mainly influenced by i) personnel restructuring costs (€9m); ii) €40m as an extraordinary revenue related to the full recognition of the 2002 tariff deficit recovery that was in the balance sheet; iii) administrative and structure costs, previously booked at the holding level, that now are allocated to each of the activities (+€16m in Generation and Supply); iv) €13m of generic provisions to cover sunk costs (capitalised as assets) on new generation projects and possible deviations in liquidations with OMEL; v) higher commercial costs related to marketing promotions and improvement of the call centre services (€3m); and vi) higher O&M costs following the repair works at Aboño II and the programmed stoppage at Soto II (€2m). Regarding capex, HC started the construction of second 400 MW unit at Castejón CCGT (€25m), which is forecasted to start operations by the end of 2007. HC will start the construction works on other 400 MW CCGT in 2006, which will be located at Soto, to start operations in 2008.

Electricity Distribution: The increase in regulated revenues, recognised in the 2005 tariff, attributable to HC, contributed to the 2.4% growth of this activity's gross profit. Operating costs were mainly influenced by one-off items: i) €10m of personnel restructuring costs; ii) higher administrative and structure costs (+€7m in Distribution) allocated to this activity; iii) higher costs (+€7m) associated with commercial management services rendered by the Supply to the Distribution activity, which started to be provided during 2004; iv) prior year's costs related to the change in the cost allocation criteria within HC Group, which was not completely reflected in 2004 (+€6m); and v) creation of generic provisions (€3m).

Gas: In 2005, gross profit increased 7.5% following an 11.3% increase in regulated revenues. It is important to note that approximately 80% of Naturgas' gross profit comes from the regulated activity, thus providing stable operating cash-flows. During 2005, Naturgas changed its commercial image and launched a successful marketing campaign to promote its dual-fuel offer to liberalised clients, which had an impact of €4m on operating costs. Costs were also influenced by i) personnel restructuring costs (€3.5m); and ii) the increase of local taxes following higher gas sales (€2m).

Special Regime: The financial and operating figures of this division only include the activities carried out by Genesa, i.e., it does not represent all the activities performed by NEO Energia, the new company created by EDP to operate as a generator of electricity from renewable sources in Iberia and Europe. Please see page 35 for a detail on the operating figures of NEO regarding wind farms. Regarding Genesa, the output from renewables and cogeneration went up 79% to 1,124 GWh, mainly as a result of the capacity increase in wind farms. Wind generation almost doubled from the 272 GWh generated in 2004 to 529 GWh in 2005, following the entry into service of: Campollano (124 MW) in the 4Q2004, and Las Lomillas (50 MW – 50% held by Genesa) and La Sotonera (19 MW) in the 3Q2005. As a result, gross profit and EBITDA increased more than 70% in 2005. Regarding capital expenditures, total investment in the period amounted to €180m, as a result of the capacity increase and the construction of the wind farms Boquerón (22 MW) and Belchite (50 MW) that started in the beginning of 2006 and Brujula (73 MW) to start in May 2006.

22

HC Energia

Income Statement (€ m)	2005	2004	Δ%
Revenues	**2,172.6**	**1,780.7**	**22.0%**
Direct Costs	**1,389.7**	**1,201.2**	**15.7%**
Gross Profit	**782.9**	**579.6**	**35.1%**
Gross Profit/Revenues	36.0%	32.5%	3.5 p.p.
Supplies and services	106.9	89.1	20.1%
Personnel costs & Social benefits	142.2	98.7	44.0%
Other operating costs (or revenues)	(31.1)	(9.6)	-225.3%
Operating Costs	**218.0**	**178.2**	**22.3%**
EBITDA	**564.9**	**401.3**	**40.8%**
EBITDA/Revenues	26.0%	22.5%	3.5 p.p.
Depreciation	199.4	173.4	15.0%
Compensation of subsidised assets' depr.	(4.2)	(3.9)	-6.0%
EBIT	**369.6**	**231.9**	**59.4%**
EBIT/Revenues	17.0%	13.0%	4.0 p.p.
Financial income/(expense)	(67.0)	(85.1)	21.2%
Income Before Taxes	**302.6**	**146.8**	**106.1%**
Income Taxes	102.5	42.2	143.0%
Minorities interests	26.8	27.3	-2.1%
Net Profit	**173.3**	**77.3**	**124.3%**

Capex (€ m)	2005	2004	Δ%
Recurring investment	174.0	155.3	12.0%
Non-recurring investment	191.9	152.0	26.2%
(-) Subsidies	(18.5)	(13.2)	-40.5%
Capex	347.3	294.1	18.1%

Number of employees	2005	2004	Δ
Number of employees	1,687	1,555	+132

Main impacts at the EBITDA (€ million)



401
-10
+393
-24
-28
-178
+19
+24
-32
565
EBITDA 2004
CTC Recovery in 2004
Pool price Generation
Fuel costs Generation
Provision for CO2 Emissions
Pool price Supply
Regulated Revenues Elect. & Gas
Increase Wind Farms
Other (incl. OPEX)
EBITDA 2005

• As previously detailed, 76% of the strong gross profit growth – that increased €203m - was driven by the Generation and Supply activities. As for the other activities, Special Regime contributed with 17%, Gas with 6% and Electricity Distribution with 1%.

• Operating costs increased 22%, or €40m, vs. 2004 mostly due to non-recurring items, expansion of the activity and marketing expenses:

- Supplies and services (+€18m): i) increase of the installed capacity in the special regime activity (+€11m); ii) increase of marketing and commercial costs (+€7m) in the liberalised electricity and gas activities related to the change of the commercial image, the launch of new marketing offers and publicity.

- Personnel costs (+€43m): i) €33m related with an early-retirement programme for 84 employees; ii) €5m of severance payments related to the reduction of 30 employees through negotiated dismissals; iii) +€6m of costs with active workers following the increase in the number of employees and the annual salary adjustments.

- Other operating costs (or revenues) (-€22m): i) €40m as an extraordinary revenue related to the full recognition of the 2002 tariff deficit recovery that was in the balance sheet; ii) a €32m capital gain from the sale of HC's 3% stake in REE in April 2005 (vs. a €25m capital gain in 2004 from the sale of Retecal); iii) creation of generic provisions (€16m) to cover sunk costs (capitalised as assets) on new generation projects, possible deviations in liquidations with OMEL and to cover contingencies in the distribution activity.

• Financial results improved 21% mainly due to the 25% reduction in net interest payable to €64.6m, following the replacement of HC's external debt with cheaper inter-company loans from EDP (€1,240m as of December 2005).

• Net Profit more than doubled in comparison with 2004, reaching €173.3m, following the strong operating performance.

23

Energias do Brasil

Energy Sales & Gross Profit

Electricity delivered to distribution

Distribution losses

Residential customers

Industrial customers

Distribution (GWh)

Commercial customers

Other customers

Distribution companies

Electricity sales

Third-party access

Total Electricity Distributed

Residential customers

Industrial customers

Commercial customers

m) Other customers

Distribution companies

$

Electricity sales (1)

Third-party access revenues

Electricity revenues

Other Revenues

Total Revenues

Gross Profit (R (-) Direct activity costs

Gross Profit (R$ m)

Average tariff to customers (R$/MWh)

Bandeirante

2005 2004 <%

13,764 13,442 2.4%

(1,449) (1,254) 15.6%

2,307 2,283 1.1%

3,544 4,355 -18.6%

1,318 1,235 6.7%

840 941 -10.8%

- — -

8,009 8,814 -9.1%

4,306 3,375 27.6%

12,315 12,189 1.0%

744 718 3.6%

688 728 -5.5%

365 332 9.8%

176 179 -2.0%

- — -

1,973 1,957 0.8%

231 122 89.6%

2,204 2,079 6.0%

(94)	(137) 31.1%

2,110 1,943 8.6%

1,350 1,310 3.1%

759 633 20.0%

246.3 222.1 10.9%

Escelsa

2005 2004 <%

8,815 8,254 6.8%

(1,176) (1,076) 9.3%

1,321 1,192 10.9%

2,096 2,498 -16.1%

842 775 8.6%

883 856 3.2%

299 305 -1.9%

5,441 5,626 -3.3%

2,198 1,552 41.6%

7,639 7,178 6.4%

376 329 14.3%

354 343 3.1%

230 197 16.6%

163 148 9.9%

31 29 7.4%

1,153 1,046 10.2%

150 90 66.4%

1,303 1,136 14.7%

9 (56) -

1,312 1,080 21.5%

825 740 11.5%

487 340 43.4%

211.9 185.9 14.0%

Enersul

2005 2004 <%

3,958 3,606 9.8%

(850) (578) 47.0%

925 912 1.4%

472 580 -18.6%

598 585 2.4%

739 762 -3.1%

3	12 -71.9%

2,737 2,850 -4.0%

371 178 108.6%

3,108 3,028 2.6%

326 269 21.3%

115 113 2.0%

211 169 25.1%

177 141 25.8%

0 2 -94.3%

830 694 19.6%

34 11 205.2%

864 705 22.5%

(36)	(36) -0.2%

828 669 23.7%

424 375 13.2%

404 294 37.2%

303.2 243.4 24.6%

Total Electricity distributed by Brazilian Subsidiaries (GWh)

22,395

795 2,629 2,755

11,829

4,386

2004

3.0%

23,061 691 2,697 2,942 12,177 4,553 2005 Industrial Other

Residential Commercial Distribution cos.

Industrial Other

• Total electricity distributed by Energias do Brasil increased 3.0%, propelled by consumption growth at Escelsa’s region, which is explained by the stronger economic growth and an increase in the number of clients. Bandeirante showed a mild consumption increase of 1%, a reflection of weakness in the residential segment, while Enersul’s presented a 2.6% growth, following mild temperatures and a wet period.

• Bandeirante: Gross profit rose 20.0%, reflecting the average 15.95% tariff increase granted in the October 2004 tariff adjustment and non-controllable costs below the amount recognised in the tariffs (a R$41m difference). In October 2005, ANEEL granted an -8.86% change in the annual tariff adjustment process, which reflects: i) -7.66% relative to the annual change of non-controllable costs (Part A) and the adjustment of controllable costs (Part B) to inflation; ii) -5.56% reflecting the impact of the conclusion on the 2003 tariff revision process (-R$102m to be reflected in tariffs from October 2005 to October 2006). ANEEL amended the initial tariff increase of 18.08% to a final 9.67% (it was provisionally amended to 10.51% in October 2004), as a result of the definitive calculation of the Regulated Asset Base (set at R$998 million) for the period from October 2003 to October 2007; and iii) +4.36% regarding the recovery of past costs which were not covered by the tariff (R$83m to be recovered until October 2006).

• Escelsa: Gross profit soared 43.4% following: i) consumption growth of 6.4%; ii) the August 2004 revision process, where ANEEL granted a 4.96% tariff increase; iii) the amendment, in August 2005, of the 2004 tariff revision to a 8.58% increase (impact of +R$17m on the tariff base), to take into account the final Regulated Asset Base (R$928m) for the period from August 2004 to August 2007; iv) a 4.93% tariff increase granted in the August 2005 adjustment process (of which +6.56% are related to the recovery of past costs, in the amount of R$75m, until August 2006); and v) lower non-controllable costs than those recognised in the tariffs (R$18m difference).

• Enersul: Gross profit increased 37.2%, reflecting a consumption growth of 2.6% and the 20.69% average tariff increase granted in April 2005 tariff adjustment. It is important to note that this adjustment includes the benefit of the correction of April 2003’s tariff revision, from 42.26% to 50.81%, to take into account the final Regulated Asset Base (R$782m) for the period from April 2003 to April 2008 (impact: +R$20m as an increase to the tariff base and +R$20m as a retroactive effect, which is only valid for 12 months).

(1) Includes invoices from the extraordinary tariff granted by ANNEL to recover the 2001/2002 rationing losses and recovery of non-controlable costs (“Parcela A”) prior to Oct. 2001; Values deducted of VAT.

Energias do Brasil

P&L Bandeirante Escelsa Enersul Generation & Trading

R$ million 2005 2004 U% 2005 2004 U% 2005 2004 U% 2005 2004 U%

Revenues 2,109.5 1,942.7 8.6% 1,312.2 1,080.1 21.5% 827.7 668.9 23.7% 555.2 374.6 48.2%

Direct Activity Costs 1,350.2 1,309.7 3.1% 825.2 740.4 11.5% 424.0 374.6 13.2% 296.7 204.9 44.8%

Gross Profit 759.3 632.9 20.0% 487.0 339.7 43.4% 403.7 294.3 37.2% 258.5 169.7 52.3%

Gross Profit/Revenues 36.0% 32.6% 3.4 p.p. 37.1% 31.4% 5.7 p.p. 48.8% 44.0% 4.8 p.p. 46.6% 45.3% 1 p.p.

Supplies and services 114.9 107.5 6.9% 82.5 60.1 37.2% 64.8 45.9 41.1% 72.3 57.0 26.8%

Personnel costs & Social benefits 97.4 94.9 2.6% 86.1 83.8 2.7% 62.5 60.7 3.1% 12.6 13.5 -7.2%

Other operating costs (revenues) 56.0 43.7 28.2% (11.4) 20.6 — 31.0 22.6 37.2% (72.7) 4.9 -

Operating Costs 268.2 246.1 9.0% 157.1 164.6 -4.5% 158.3 129.2 22.5% 12.2 75.5 -83.8%

EBITDA 491.1 386.9 26.9% 329.8 175.1 88.4% 245.4 165.1 48.6% 246.3 94.2 161.4%

EBITDA/Revenues 23.3% 19.9% 3.4 p.p. 25.1% 16.2% 8.9 p.p. 29.7% 24.7% 5.0 p.p. 44.4% 25.1% 19.2 p.p.

Depreciation 81.9 75.1 9.1% 58.6 55.4 5.8% 48.8 48.6 0.6% 15.7 9.4 67.8%

EBIT 409.2 311.8 31.2% 271.2 119.7 126.6% 196.6 116.6 68.6% 230.5 84.8 171.7%

Other Indicatores:

Capex 117.2 119.9 -2.2% 139.4 89.9 55.2% 191.7 93.4 105.2% 700.8 725.4 -3.4%

# employees 1,203 1,207 -0.3% 1,162 1,238 -6.1% 866 899 -3.7% 297 226 31.4%

U YoY R$ million

EBITDA 2004 765.0

Bandeirante +104.2

Escelsa +154.7

Enersul +80.3

Generation & Trading +152.0

Holding & Other -7.1

EBITDA 2005 1,249.2

• Bandeirante: EBITDA increased 26.9% in 2005 thanks to the performance at the gross profit level. Operating costs rose 9.0% following: i) higher supplies and services costs which were affected by the increase of network inspections, meter readings and billing services (R$3m), and also by higher consulting costs (R$2m), higher software fees to upgrade commercial and technical information systems, and improvements of the call centre; and ii) the accounting of a R$26m provision against a receivable account from the company Piratininga, which is related to the split of the asset to recover, between Bandeirante and Piratininga, that resulted from the rationing losses, in the scope of the de-merger process of the former Bandeirante in 2001 (other operating costs).

• Escelsa: EBITDA was up 88.4%, propelled by the healthy gross profit growth. Supplies and services rose 37% mainly due to: i) an increase of the maintenance services provided by external companies and a legal requirement to double the shift of the maintenance teams (R$7m); ii) the intensification of the programme to reduce the distribution losses

(R$4m); iii) increase of the services related to electricity cuts and re-connections (R$2m); and iv) higher consulting costs (R$3m). The other costs line was influenced by the reversion of a R$23m provision that was made to cover fiscal contingencies, which were waiting for a judicial decision and now were ruled in favour to the company.

• Enersul: Gross profit was the main driver behind the 48.6% rise in EBITDA. Operating costs rose 22.5% mainly due to: i) higher maintenance costs following the network enlargement (R$3m); ii) higher network inspections, meter reading services and electricity cuts and re-connections services (R$4m); iii) an updating of the CRM systems (R$2m); iv) higher costs for billing; v) higher consulting costs; vi) higher IT services; and vii) higher provisions for doubtful debtors (+R$6m in other operating costs).

• Presently, Energias do Brasil manages 531 MW of installed generation capacity (97% is hydroelectric), which generated 2,756 GWh in 2005. In the middle of 2005, Energias do Brasil unbundled the distribution and generation activities embedded in its distribution subsidiaries, in order to comply with the new regulatory framework for the Brazilian electricity sector. As a consequence, the power plants formerly embedded in the distribution companies (280 MW) were incorporated in the electricity generation division. This change was the main driver of the gross profit performance at the Generation & Trading division, contributing with R$68m in period. In addition, the tariff update at Lajeado 903 MW hydro power plant (EDP Lajeado has the right to sell 27.65% of the energy) and the 31.6% increase of the trading and supply activity to 6,379 GWh, also contributed to the gross profit growth. At the EBITDA level, these activities also benefited from the reversion of a R$90m provision created in 2003, which was related with the possible asset devaluation of Lajeado project. Regarding the expansion of the generation capacity, Energias do Brasil expects to increase its installed capacity by an additional 527 MW (100% hydroelectric) until the end of 2006 at: Peixe Angical (452 MW), São João (25 MW) and a new unit at Mascarenhas (50 MW). Construction capex at the Peixe Angical hydroelectric power plant was R$639m in the period and is expected a further R$170m in 2006.

Energias do Brasil

Income Statement	R$ million			€ million		
	2005	2004	Δ%	2005	2004	Δ%
Revenues	4,547.0	3,899.6	16.6%	1,503.7	1,074.3	40.0%
Direct Activity Costs	2,636.4	2,455.6	7.4%	871.8	676.5	28.9%
Gross Profit	**1,910.6**	**1,444.0**	**32.3%**	**631.8**	**397.8**	**58.8%**
Gross Profit/Revenues	42.0%	37.0%	5.0p.p.	42.0%	37.0%	5.0p.p.
Supplies and services	358.4	299.0	19.9%	118.5	82.4	43.9%
Personnel costs & Social benefits	277.9	269.5	3.1%	91.9	74.2	23.8%
Other operating costs (or revenues)	25.0	110.5	-77.3%	8.3	30.4	-72.8%
Operating Costs	**661.4**	**678.9**	**-2.6%**	**218.7**	**187.0**	**16.9%**
EBITDA	**1,249.2**	**765.0**	**63.3%**	**413.1**	**210.8**	**96.0%**
EBITDA/Revenues	27.5%	19.6%	7.9p.p.	27.5%	19.6%	7.9p.p.
Depreciation	206.0	196.5	4.9%	68.1	54.1	25.9%
EBIT	**1,043.2**	**568.6**	**83.5%**	**345.0**	**156.6**	**120.2%**
EBIT/Revenues	22.9%	14.6%	8.4p.p.	22.9%	14.6%	8.4p.p.
Financial Results	(306.8)	(340.4)	9.9%	(101.5)	(93.8)	-8.2%
Income Before Taxes	**736.3**	**228.1**	**222.8%**	**243.5**	**62.9**	**287.4%**
Income taxes	184.1	1.8	-	60.9	0.5	-
Minority interests	5.2	60.6	-91.4%	1.7	16.7	-89.7%
Net Profit	**547.0**	**165.7**	**230.1%**	**180.9**	**45.6**	**296.3%**

Change in EBITDA (R$ million)



765
+467
-59
-8
+85
1,249
EBITDA 2004
Gross Profit
Supplies & Services
Personnel Costs
Other
EBITDA 2005

Change in Net Debt



3,297
-670
-500
+334
2,461
Net Debt 2004
Capitalization Senior Notes
Proceeds from IPO
Net Funding
Net Debt 2005

• In 2005, gross profit at Energias do Brasil increased 32.3%, on which the distribution activity contributed approximately with 80%, while generation and trading contributed with 20%. The sound increase was mainly driven by i) a 3.0% growth in the electricity distributed; ii) the positive amendments of Escelsa and Enersul's Regulated Asset Base; iii) lower electricity purchase costs than those recognised in the tariffs (R$67m), specially at Bandeirante; iv) higher electricity sales in the supply activity (+31.6%); and v) the unbundling of the distribution and generation activities embedded in the distribution subsidiaries.

• Operating costs decreased 2.6% mainly due to the reversion of the R$90m provision that was made in 2003 to cover the potential asset devaluation of Lajeado project. Regarding supplies and services, the 20% increase is mainly explained by the distribution activity following annual adjustments to the supply contracts, higher maintenance related to the network enlargement as a consequence of the universal connection programme to all low voltage clients, intensification of the programme to reduce technical and commercial losses and higher consulting expenses following the corporate reorganisation. During 2005, Energias do Brasil launched "Vanguarda Project" which has the mission to identify and capture synergies within the companies of Energias do Brasil following its restructuring. This programme is expected to be fully implemented by 2007

• The Initial Public Offering of Energias do Brasil, in July 2005, allowed the company to strengthen substantially its capital structure with the proceeds of R$500m and the conversion of R$670m of Escelsa Senior Notes, held by EDP, into Energias do Brasil share capital and enhance the company's ability to take advantage of new opportunities in the Brazilian electricity sector. In September 2005, EDP concluded a private placement of 2.2% of Energias do Brasil share capital at R$18 per share, reducing EDP's stake from 64.5% to 62.4% (note: Energias do Brasil has 165,016,221 common shares).

• In Euro terms, EDP benefited from the appreciation of the Real, which in 2005 the average BRL/Euro rate was 3.02 versus 3.63 in 2004. At the EBITDA level this had a positive impact of €69m.

24

Telecoms

Operating Income Statement (€ m)	2005		
	ONI Telecom	Comunitel	ONI Group
Voice	63.8	103.9	164.5
Voice Value Added Services	-	0.9	0.9
Data & Internet	62.0	19.5	77.4
Other	23.9	2.6	29.2
Telecommunication services	149.7	126.9	272.0
Equipment sales	2.9	0.8	6.4
Operating Revenues	**152.5**	**127.7**	**278.4**
Telecommunication services	69.0	67.1	132.4
Equipment sales	2.7	0.5	5.8
Direct Activity Costs	**71.7**	**67.6**	**138.2**
Gross Profit	**80.9**	**60.1**	**140.2**
Gross Profit/Revenues	53.0%	47.0%	50.4%
Supplies and services	49.4	34.6	78.7
Personnel costs & costs with social benefits	23.0	15.7	43.2
Other operating costs/(revenues)	1.3	3.5	(1.0)
Operating Costs	**73.7**	**53.8**	**120.9**
EBITDA	**7.2**	**6.2**	**19.3**
EBITDA/Revenues	4.7%	4.9%	6.9%
Depreciation and amortisation	43.4	12.7	81.1
EBIT	**(36.3)**	**(6.5)**	**(61.8)**
EBIT/Revenues	-23.8%	-5.1%	-22.2%

Number of Employees	2005	2004	Δ
ONI Telecom	471	579	- 108
Comunitel	-	446	- 446
Other	21	71	- 50
ONI Group	492	1,096	- 604

Operating Investment (€ m)	2005	2004 (1)	Δ%
ONI Telecom	17.3	12.9	34.1%
Comunitel	16.7	12.6	33.3%
Others	0.03	0.1	-55.4%
ONI Group	34.1	25.5	33.4%



Clients - Gross Adds (th)
62.3
+ 30.5%
81.3
27.7
34.6
38.4
42.9
2004 Pro-forma (1)
2005
ONI Telecom
Comunitel



Voice Traffic (million min.)
2,160.0
+ 7.1%
2,313.3
1,097.2
220.3
842.4
1,136.0
152.6
1,024.7
2004 Pro-forma (1)
2005
Carriers
Residential
Corporate

• Gross adds increased 30.5% year-on-year, following the company's strategic focus on direct access clients and broadband internet (marketed under the brandname Oni Duo).

• Voice traffic increased 7.1% year-on-year, mostly due to a 21.6% growth in the carriers segment, out of which 10.9% came from Oni Telecom. The residential segment's voice traffic (Oni Telecom) decreased 30.7% year-on-year mostly due to the erosion of indirect access clients, which was not yet compensated by the growth in voice traffic from direct access clients (which more than doubled versus the year 2004). At the corporate segment, voice traffic increased 3.5% year-on-year, following: i) a 7.4% decrease at Oni Telecom explained by a reduction of voice traffic from indirect access clients; which was more than compensated by ii) a 9.3% growth at Comunitel.

• Operating revenues increased 3.5% year-on-year – excluding the proceeds from voice value added services, a business that was terminated due to regulatory changes in Spain – on the back of an increase in revenues from both data & internet and other telecommunication services (e-services and infra-structure services provided to corporate clients).

• Operating investment totaled €34.1m in 2005, up 33.4% year-on-year, due to the investments made at the ADSL network (namely broadband central offices) and the acquisition of equipments for corporate clients' solutions. These items are related to an increased focus on broadband Internet services and to the increase in the number of clients.

(1) 2004 operational and financial figures here presented are pro-forma, excluding Comunitel's contribution for the 4Q2004. In 2005, following the sale of Comunitel (September), this company was only consolidated from January to September.

27

Telecoms

Operating Income Statement (€ m)	ONI Group		
	2005	Pro-forma 2004 (1)	Δ%
Voice	164.5	159.4	3.2%
Voice Value Added Services	0.9	11.9	-92.1%
Data & Internet	77.4	74.3	4.1%
Other	29.2	26.6	9.8%
Telecommunication services	272.0	272.2	-0.1%
Equipment sales	6.4	7.7	-17.4%
Operating Revenues	**278.4**	**280.0**	**-0.6%**
Telecommunication services	132.4	135.2	-2.1%
Equipment sales	5.8	7.1	-17.6%
Direct Activity Costs	**138.2**	**142.2**	**-2.8%**
Telecommunication services	139.6	137.1	1.9%
Equipment sales	0.6	0.7	-16.0%
Gross Profit	**140.2**	**137.7**	**1.8%**
Gross Profit/Revenues	50.4%	49.2%	1.2p.p.
Supplies and services	78.7	80.5	-2.3%
Personnel costs & costs with social benefits	43.2	48.9	-11.6%
Other operating costs (or revenues)	(1.0)	49.3	-
Operating Costs	**120.9**	**178.7**	**-32.3%**
EBITDA	**19.3**	**(40.9)**	**-**
EBITDA/Revenues	6.9%	-14.6%	21.5p.p.
Depreciation and amort. (net of subsidies)	81.1	43.8	85.3%
EBIT	**(61.8)**	**(84.7)**	**27.0%**
EBIT/Revenues	-22.2%	-30.3%	8.0p.p.

• Proceeds from voice telecommunication services, excluding voice value added services, were up 3.2% year-on-year, affected by: i) a decrease in residential voice services from indirect access clients at Oni Telecom, following Oni's strategic decision to focus on direct access clients; which was more than compensated by ii) an increase in corporate and carrier voice services.

• Revenues from data & internet services were up 4.1% year-on-year, on the back of: i) a €9.6m increase in revenues from broadband Internet, out of which Oni Telecom contributed with €4.6m; and ii) an improved offer of direct access through ULL (Unbundling of the Local Loop).

• Gross profit at the Oni Group increased 1.8% year-on-year, or 1.2 p.p., on the back of a positive evolution of the mix of services provided by Comunitel. Oni Telecom's gross margin remained stable at 53%.

• Operating costs decreased 32.3% year-on-year due to a great extent to the accounting, in 2004 of a €47,5m non-recurring provision. Most of it reflects the reversal of a €40m tax credit booked in 2002 from the sale of Oni Way to Vodafone. Excluding this impact, operating costs would have decreased 7.8% as a result of: i) a €5.2m increase in clients' acquisition and retention costs; and ii) a €1.5m increase in severance payments, which were more than compensated by the positive impacts of iii) a 14.8%, or €7.1m, decrease in personnel costs – excluding severance payments – on the back of both lower bonuses and a decrease in the number of employees; and iv) a 13.0%, or €7.1m, decrease in supplies and services – other than clients' acquisition and retention costs.

EBITDA (€ m)



6.6
+ 2.5
+ 5.7
- 5.2
+ 7.1
+ 2.7
19.3
EBITDA 2004 (2)
Gross Profit
Personnel Costs
Aquisition & Retention Costs
Other Supplies and Services
Other Operating Costs
EBITDA 2005

• The Oni Group's Gross Profit improvement together with tight control of personnel costs and supplies and services, other than those related to clients' acquisition and retention costs, enabled the company to achieve a €19.3m EBITDA in 2005, which represents an EBITDA margin of 6.9%.

• Depreciations and amortizations in 2005 include a €30m cost related to an impairment made to the value of the contract with Transgás for the use of its fibre optic network by Oni.

• In September 2005, the Spanish competition authority approved the Oni Group Sale and Purchase Agreement signed in July 2005 for the sale of its 99.93% stake in the share capital of Comunitel. With the completion of this operation, Oni booked – under the "gains on discontinued operations" item – a net capital gain of €33m.

• In December 2005 Oni Telecom completed a €210m capital increase through the conversion of shareholder loans into Equity, which together with the proceeds from the sale of Comunitel (€204m) and the de-consolidation of Comunitel's financial debt (€50m) enabled the Oni Group to reduce its net financial debt by some €430m (including shareholders' loans). As a consequence, the company is currently renegotiating the maturity profile of its financial debt to adjust it in accordance with the cash-flow generation forecasted in the company's business plan.

(1) 2004 financial figures here presented are pro-forma, excluding Comunitel's contribution for the 4Q2004. In 2005, following the sale of Comunitel (September), this company was only consolidated from January to September.
(2) Excluding a €47.5m non-recurring provision, most of which reflects the reversal of a €40m tax credit booked in 2002 from the sale of Oni Way to Vodafone.

25

Financial Statements

Income Statement by Business Areas

2005 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	Portgás 60%	HC Energia	Brazil	ONI	EDP Consolidated
Electricity Sales	1,931.7	524.9	33.6	3,737.6	-	1,518.3	1,468.4	-	8,584.4
Other Sales	24.1	-	-	3.2	47.9	582.8	-	6.4	664.3
Services Provided	(59.2)	0.2	0.2	26.8	1.2	71.5	35.2	272.0	428.3
Operating Revenues	**1,896.6**	**525.0**	**33.8**	**3,767.6**	**49.0**	**2,172.6**	**1,503.7**	**278.4**	**9,677.0**
Electricity & Gas	188.5	581.0	-	2,580.2	-	563.0	858.6	-	4,222.0
Fuel	707.8	-	2.7	-	24.0	376.9	-	-	1,103.7
Materials and goods for resale	4.3	-	0.3	14.0	0.0	449.7	13.2	138.2	487.5
Direct Activity Costs	**900.7**	**581.0**	**3.0**	**2,594.2**	**24.0**	**1,389.7**	**871.8**	**138.2**	**5,813.2**
Gross Profit	**995.9**	**(56.0)**	**30.7**	**1,173.4**	**25.0**	**782.9**	**631.8**	**140.2**	**3,863.8**
Gross Profit/Revenues	52.5%	(10.7%)	91.0%	31.1%	51.1%	36.0%	42.0%	50.4%	39.9%
Supplies and services	96.7	12.4	8.6	255.0	3.8	106.9	118.5	78.7	816.8
Personnel costs	74.1	4.0	1.2	181.1	2.7	138.4	89.0	42.4	546.0
Costs with social benefits	27.0	0.4	0.2	128.9	0.0	3.8	2.9	0.8	200.3
Concession fees	3.8	0.0	0.7	201.4	-	-	3.1	-	209.0
Other operating costs (or revenues)	(8.0)	8.0	0.6	(17.1)	(0.4)	(31.1)	5.2	(1.0)	(389.8)
Operating costs	**193.5**	**24.8**	**11.3**	**749.4**	**6.1**	**218.0**	**218.7**	**120.9**	**1,382.3**
EBITDA	**802.4**	**(80.8)**	**19.5**	**424.0**	**19.0**	**564.9**	**413.1**	**19.3**	**2,481.5**
EBITDA/Revenues	42.3%	(15.4%)	57.7%	11.3%	38.7%	26.0%	27.5%	6.9%	25.6%
Depreciation and amortisation	200.7	4.4	8.9	330.9	3.2	199.4	74.9	81.1	952.0
Comp.of subsidised assets' depreciation	(1.1)	-	(0.3)	(78.2)	-	(4.2)	(6.8)	-	(90.7)
EBIT	**602.8**	**(85.2)**	**10.9**	**171.3**	**15.8**	**369.6**	**345.0**	**(61.8)**	**1,620.2**
EBIT/Revenues	31.8%	(16.2%)	32.4%	4.5%	32.2%	17.0%	22.9%	(22.2%)	16.7%
Financial income/(expense)	(65.6)	(7.8)	(4.4)	(26.1)	(3.7)	(67.0)	(97.1)	(33.2)	(364.0)
Amortisation of concession rights	-	-	-	-	-	-	(4.4)	(6.5)	(37.6)
Discontinuing Activities	-	-	-	-	-	-	-	32.6	45.5
Pre-tax profit	**537.2**	**(93.0)**	**6.6**	**145.2**	**12.1**	**302.6**	**243.5**	**(69.0)**	**1,264.2**
Income Taxes & Deferred Taxes	156.8	(21.8)	2.7	16.5	3.3	102.5	60.9	49.1	152.2
Minority interests	1.1	-	-	-	-	26.8	1.7	(0.0)	40.9
Net Profit	**379.4**	**(71.3)**	**3.9**	**128.7**	**8.8**	**173.3**	**180.9**	**(118.1)**	**1,071.1**

30

Income Statement by Business Areas

2004 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioelect.	EDP Distribuição	HC Energia 40%	Brazil	ONI	EDP Consolidated
Electricity Sales	1,461.1	327.4	23.7	3,610.2	498.5	989.4	-	6,555.5
Other Sales	21.2	-	-	2.7	191.5	-	8.1	232.9
Services Provided	38.4	(5.1)	-	24.6	22.3	84.9	317.0	522.3
Operating Revenues	**1,520.7**	**322.3**	**23.7**	**3,637.5**	**712.3**	**1,074.3**	**325.1**	**7,310.7**
Electricity & Gas	51.4	311.7	-	2,324.1	230.8	663.6	-	3,335.8
Fuel	422.7	-	2.4	-	122.7	2.3	-	551.6
Materials and goods for resale	5.2	(0.4)	(0.0)	14.2	126.9	10.6	167.9	56.1
Direct Activity Costs	**479.3**	**311.3**	**2.4**	**2,338.3**	**480.5**	**676.5**	**167.9**	**3,943.5**
Gross Profit	**1,041.4**	**11.0**	**21.3**	**1,299.3**	**231.8**	**397.8**	**157.2**	**3,367.2**
Gross Profit/Revenues	68.5%	3.4%	89.8%	35.7%	32.5%	37.0%	48.4%	46.1%
Supplies and services	89.0	10.6	3.4	224.5	35.6	82.4	82.2	660.9
Personnel costs	82.2	3.3	1.0	195.5	38.3	68.8	53.8	527.7
Costs with social benefits	22.4	0.4	0.1	419.2	1.2	5.4	0.8	440.1
Concession fees	3.6	0.0	0.5	186.1	-	-	-	190.2
Other operating costs (or revenues)	8.8	2.8	(1.0)	(8.6)	(3.8)	30.4	53.3	471.8
Operating costs	**205.8**	**17.1**	**3.9**	**1,016.8**	**71.3**	**187.0**	**190.2**	**2,290.6**
EBITDA	**835.6**	**(6.1)**	**17.4**	**282.5**	**160.5**	**210.8**	**(33.0)**	**1,076.5**
EBITDA/Revenues	54.9%	(1.9%)	73.2%	7.8%	22.5%	19.6%	(10.1%)	14.7%
Depreciation and amortisation	206.1	3.7	7.0	326.8	69.3	54.1	52.2	784.3
Comp.of subsidised assets' depreciation	(4.3)	-	(0.2)	(72.4)	(1.6)	-	-	(78.9)
EBIT	**633.7**	**(9.8)**	**10.6**	**28.1**	**92.8**	**156.6**	**(85.1)**	**371.2**
EBIT/Revenues	41.7%	(3.1%)	44.6%	0.8%	13.0%	14.6%	(26.2%)	5.1%
Financial income/(expense)	(82.5)	(1.4)	(1.9)	(25.1)	(34.0)	(89.4)	(35.8)	(264.7)
Amortisation of concession rights	-	-	-	-	-	(4.4)	(8.8)	(44.0)
Discontinuing Activities	-	-	-	-	-	-	-	-
Pre-tax profit	**551.2**	**(11.3)**	**8.7**	**3.0**	**58.7**	**62.9**	**(129.7)**	**62.5**
Income Taxes & Deferred Taxes	148.7	(2.7)	2.3	(19.7)	16.9	0.5	6.2	16.4
Minority interests	0.2	-	-	-	10.9	16.7	0.1	3.3
Net Profit	**402.3**	**(8.6)**	**6.4**	**22.7**	**30.9**	**45.6**	**(136.0)**	**42.8**

31

Cash Flow by Business Area

2005 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC Energia	Brazil	ONI	EDP Consolidated
Net Profit	**379.4**	**(71.3)**	**3.9**	**128.7**	**173.3**	**180.9**	**(118.1)**	**1,071.1**
Depreciations	200.7	4.4	8.9	330.9	199.4	74.9	81.1	952.0
Compensation of subsidised assets depreciation	(1.1)	-	(0.3)	(78.2)	(4.2)	(6.8)	-	(90.7)
Concession Rights Amortization	-	-	-	-	-	4.4	6.5	37.6
Net Provisions	0.2	10.4	0.3	(8.1)	7.8	4.9	0.1	40.8
Interests Hydraulicity Account	-	-	-	-	-	-	-	6.0
Forex Differences	(1.1)	-	-	0.0	0.1	(63.4)	0.1	(68.7)
Income from Equity Method	23.8	-	-	-	(3.3)	0.0	-	(35.3)
Deferred Taxes	(3.8)	(1.5)	(0.0)	(24.1)	28.9	(4.8)	48.9	41.1
Minority Interests	1.1	-	-	-	26.8	1.7	(0.0)	40.9
Provision for the Spanish tariff deficit								
Other Adjustments	8.5	0.0	(0.1)	2.8	(35.8)	58.7	(29.1)	(342.1)
Net Financial interests and other financial costs	73.7	9.8	7.0	63.6	67.7	125.9	30.1	296.5
Operating Cash Flow before Working Capital	**681.4**	**(48.1)**	**19.7**	**415.6**	**460.7**	**376.4**	**19.6**	**1,949.2**
Change in Operating Working Capital	(25.3)	3.0	3.8	(22.9)	25.1	5.4	4.3	(296.4)
Operating Cash Flow	**656.1**	**(45.1)**	**23.4**	**392.7**	**485.9**	**381.7**	**23.9**	**1,652.8**
Capex	(202.2)	(5.7)	(46.0)	(338.0)	(347.3)	(419.4)	(34.1)	(1,429.2)
Net Operating Cash Flow	**453.8**	**(50.8)**	**(22.6)**	**54.7**	**138.6**	**(37.6)**	**(10.2)**	**223.6**

32

ANNEX

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW	2005	2004	Δ MW
PORTUGAL	**8,921**	**8,402**	**520**
Conventional Regime	**8,584**	**8,079**	**505**
Binding Generation	7,164	7,052	113
Hydroelectric (PES)	4,095	3,903	192
Thermoelectric (PES)	3,070	3,149	-79
Coal			
Sines	1,192	1,192	-
Fuel oil / Natural Gas			
Tapada do Outeiro	-	47	-47
Setúbal	946	946	-
Carregado	710	710	-
Barreiro	56	56	-
Diesel			
Tunes	165	197	-32
Non-Binding Generation	1,420	1,028	392
Small Hydro (NBES)	244	244	-
CCGT			
Ribatejo	1,176	784	392
Special Regime	**337**	**322**	**15**
Small-Hydro	66	66	-
Cogeneration	111	111	-
Wind [1]	151	136	15
Biomass	9	9	-
SPAIN	**2,882**	**2,837**	**45**
Conventional Regime	**2,492**	**2,492**	**-**
Hydroelectric	426	426	-
Thermoelectric	1,910	1,910	-
Coal			
Aboño	878	878	-
Soto de Ribera	645	645	-
CCGT			
Castejón	387	387	-
Nuclear			
Trillo	156	156	-
Special Regime	**390**	**346**	**45**
Small-Hydro	3	3	-
Cogeneration	41	41	-
Wind [1]	266	223	44
Waste	73	72	1
Biomass	7	7	-

Electricity Generation - GWh	2005	2004	Δ GWh
PORTUGAL	**25,236**	**25,374**	**-138**
Conventional Regime	**24,076**	**24,291**	**-215**
Binding Generation	18,824	20,475	-1,651
Hydroelectric (PES)	4,279	8,718	-4,439
Thermoelectric (PES)	14,545	11,756	2,789
Coal			
Sines	9,590	9,530	61
Fuel oil / Natural Gas			
Tapada do Outeiro	-	5	-5
Setúbal	3,556	1,689	1,867
Carregado	1,162	327	835
Barreiro	220	200	20
Diesel			
Tunes	17	5	12
Non-Binding Generation	5,252	3,817	1,435
Small-Hydro (NBES)	164	398	-234
CCGT			
Ribatejo	5,088	3,419	1,669
Special Regime	**1,160**	**1,083**	**77**
Small-Hydro	90	141	-51
Cogeneration	670	656	15
Wind	348	237	111
Biomass	51	49	2
SPAIN	**16,482**	**15,031**	**1,452**
Conventional Regime	**15,373**	**14,407**	**965**
Hydroelectric	847	854	-6
Thermoelectric	13,273	12,317	956
Coal			
Aboño	6,819	6,644	176
Soto de Ribera	4,345	3,712	633
CCGT			
Castejón	2,109	1,961	147
Nuclear			
Trillo	1,252	1,237	16
Special Regime	**1,110**	**623**	**486**
Small-Hydro	5	12	-7
Cogeneration	178	129	49
Wind	529	272	256
Waste	393	198	195
Biomass	5	12	-7

[1] Installed capacity that contributed to the revenues in the period. For the total installed capacity please see next page.

34

EDP Wind Capacity in Iberia (NEO Energía)

Wind Farms in 2005 % NEO Installed Capacity Consolidation Method

100% % held Contrib. to revenues

PORTUGAL

Fonte da Mesa 100% 10 10 10 Full

Pena Suar (inclui ref. potência) 100% 16 16 16 Full

Cabeço da Rainha 100% 16 16 16 Full

Cadafaz 100% 10 10 10 Full

Serra do Barroso 70% 18 13 18 Full

Padrela 80% 8 6 8 Full

Fonte da Quelha (inclui ampliação) 100% 14 14 14 Full

Alto do Talefe (inclui ampliação) 100% 14 14 14 Full

Vila Nova (inclui ref. potência) 100% 26 26 26 Full

Açor 100% 20 20 20 Full

Alagoa de Cima 40% 14 5 — Equity

Bolores 100% 5 5 — Full / Acquisition agreement in 2005

Mosteiro 100% 9 9 — Full / Acquisition agreement in 2005

Amaral 1 100% 8 8 — Full / Acquisition agreement in 2005

Amaral 1—2ª fase 100% 2 2 — Full / Acquisition agreement in 2005

Caldas 1 100% 10 10 — Full / Acquisition agreement in 2005

Fanhões 1 100% 12 12 — Full / Acquisition agreement in 2005

Fanhões 2—1ª fase 100% 2 2 — Full / Acquisition agreement in 2005

Fanhões 2—2ª fase 100% 2 2 — Full / Acquisition agreement in 2005

215 200 151

SPAIN

Enix 5% 13 1 — Equity

Altos del Voltoya 31% 62 19 — Equity

Monte de las Navas 5% 49 3 — Equity

Arlanzón 78% 34 26 34 Full

Sierra del Madero 42% 29 12 — Equity

Cantábrico 100% 65 65 65 Full

Sierra del Cortado 42% 20 8 — Equity

Campollano 75% 124 93 124 Full

Las Lomillas 50% 50 25 25 Proportional

La Sotonera 68% 19 13 19 Full

Zas 97% 24 23 — Full / Acquired in Dec. 2005

Corme 95% 18 17 — Full / Acquired in Dec. 2005

Monseivane 100% 41 41 — Full / Acquired in Dec. 2005

La Celaya 100% 29 29 — Full / Acquired in Dec. 2005

Santa Quiteria 58% 36 21 — Full / Acquired in Dec. 2005

Rabosera 100% 31 31 — Full / Acquired in Dec. 2005

Buena Vista 100% 8 8 — Full / Acquired in Dec. 2005

Tahivilla 100% 30 30 — Full / Acquired in Dec. 2005

Sur 17% 20 3 — Equity / Acquired in Dec. 2005

Estrecho 17% 10 2 — Equity / Acquired in Dec. 2005

Juan Grande 45% 20 9 — Equity / Acquired in Dec. 2005

Llanos del a Esquina 100% 6 6 — Full / Acquired in Dec. 2005

738 485 266

IBERIA 952 685 418

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer